Exhibit 99.1

TELUS CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) JUNE 30, 2025

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Six months
Periods ended June 30 (millions except per share amounts)	Note	2025	2024	2025	2024
OPERATING REVENUES
Service		$4,491	$4,342	$8,934	$8,671
Equipment		540	558	1,115	1,095
Operating revenues (arising from contracts with customers)	6	5,031	4,900	10,049	9,766
Other income	7	51	74	90	140
Operating revenues and other income		5,082	4,974	10,139	9,906
OPERATING EXPENSES
Goods and services purchased	16	1,858	1,825	3,705	3,635
Employee benefits expense	8, 16	1,545	1,473	3,011	2,957
Depreciation	17	601	608	1,193	1,298
Amortization of intangible assets	18	403	386	803	759
Impairment of goodwill	18	500	—	500	—
		4,907	4,292	9,212	8,649
OPERATING INCOME		175	682	927	1,257
Financing costs	9	373	382	717	776
INCOME (LOSS) BEFORE INCOME TAXES		(198)	300	210	481
Income taxes	10	47	79	154	120
NET INCOME (LOSS)		(245)	221	56	361
OTHER COMPREHENSIVE INCOME	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(3)	(27)	(14)	32
Foreign currency translation adjustment arising from translating financial statements of foreign operations		(78)	17	(18)	41
		(81)	(10)	(32)	73
Items never subsequently reclassified to income
Change in measurement of investment financial assets		3	(4)	7	(3)
Employee defined benefit plan re-measurements		27	16	26	51
		30	12	33	48
		(51)	2	1	121
COMPREHENSIVE INCOME (LOSS)		$(296)	$223	$57	$482
NET INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares		$7	$228	$328	$355
Non-controlling interests		(252)	(7)	(272)	6
		$(245)	$221	$56	$361
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO:
Common Shares		$10	$220	$374	$446
Non-controlling interests		(306)	3	(317)	36
		$(296)	$223	$57	$482
NET INCOME PER COMMON SHARE	12
Basic		$—	$0.15	$0.22	$0.24
Diluted		$—	$0.15	$0.22	$0.24

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,525	1,482	1,519	1,479
Diluted		1,530	1,486	1,524	1,483

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2|June 30, 2025

condensed interim consolidated statements of financial position	(unaudited)

		June 30,	December 31,
As at (millions)	Note	2025	2024
ASSETS
Current assets
Cash and temporary investments, net		$3,682	$869
Accounts receivable	6(b)	3,502	3,689
Income and other taxes receivable		225	146
Inventories	1(c)	485	629
Contract assets	6(c)	453	465
Costs incurred to obtain or fulfill contracts with customers	20	387	366
Prepaid maintenance and other		578	403
Current derivative assets	4(d)	12	65
		9,324	6,632
Non-current assets
Property, plant and equipment, net	17	17,555	17,337
Intangible assets, net	18	20,523	20,593
Goodwill, net	18	10,440	10,559
Contract assets	6(c)	273	325
Other long-term assets	20	2,513	2,577
		51,304	51,391
		$60,628	$58,023

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$922	$922
Accounts payable and accrued liabilities	23	3,383	3,630
Income and other taxes payable		141	142
Dividends payable	13	634	605
Advance billings and customer deposits	24	1,021	1,039
Provisions	25	244	236
Current maturities of long-term debt	26	4,465	3,246
Current derivative liabilities	4(d)	79	11
		10,889	9,831
Non-current liabilities
Provisions	25	620	686
Long-term debt	26	27,729	25,608
Other long-term liabilities	27	995	869
Deferred income taxes		4,293	4,231
		33,637	31,394
Liabilities		44,526	41,225
Owners’ equity
Common equity	28	15,220	15,620
Non-controlling interests		882	1,178
		16,102	16,798
		$60,628	$58,023
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

June 30, 2025|3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
						Accumulated
		Common Shares (Note 28)				other		Non-
		Number of	Share	Contributed	Retained	comprehensive		controlling
(millions)	Note	shares	capital	surplus	earnings	income (loss)	Total	interests	Total
Balance as at January 1, 2024		1,468	$12,324	$997	$2,835	$(44)	$16,112	$1,190	$17,302
Net income		—	—	—	355	—	355	6	361
Other comprehensive income	11	—	—	—	51	40	91	30	121
Dividends	13	—	—	—	(1,131)	—	(1,131)	—	(1,131)
Dividends reinvested and optional cash payments	13(b), 14(c)	14	314	—	—	—	314	—	314
Equity accounted share-based compensation		—	2	56	—	—	58	(3)	55
Issue of Common Shares in business combination		—	7	—	—	—	7	—	7
Change in ownership interests of subsidiaries	28(b)	—	—	3	—	—	3	13	16
Balance as at June 30, 2024		1,482	$12,647	$1,056	$2,110	$(4)	$15,809	$1,236	$17,045
Balance as at January 1, 2025		1,504	$13,124	$1,081	$1,520	$(105)	$15,620	$1,178	$16,798
Net income (loss)		—	—	—	328	—	328	(272)	56
Other comprehensive income	11	—	—	—	26	20	46	(45)	1
Dividends	13	—	—	—	(1,244)	—	(1,244)	—	(1,244)
Dividends reinvested and optional cash payments	13(b), 14(c)	21	409	—	—	—	409	—	409
Equity accounted share-based compensation	14(b)	—	—	70	—	—	70	(4)	66
Change in ownership interests of subsidiaries	28(b)	—	—	(9)	—	—	(9)	25	16
Balance as at June 30, 2025		1,525	$13,533	$1,142	$630	$(85)	$15,220	$882	$16,102

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4|June 30, 2025

condensed interim consolidated statements of cash flows	(unaudited)

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
OPERATING ACTIVITIES
Net income (loss)	$(245)	$221	$56	$361
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	1,004	994	1,996	2,057
Impairment of goodwill (Note 18)	500	—	500	—
Deferred income taxes (Note 10)	(83)	(70)	(89)	(168)
Share-based compensation expense, net (Note 14(a))	37	39	79	66
Net employee defined benefit plans expense (Note 15(a))	14	17	29	34
Employer contributions to employee defined benefit plans (Note 15(a))	(5)	(6)	(10)	(14)
Gain on contributions of real estate to joint ventures (Note 7, 21)	—	(19)	(8)	(53)
(Income) loss from equity accounted investments (Note 7, 21)	(2)	5	(2)	10
Other	(23)	(12)	(34)	8
Net change in non-cash operating working capital (Note 31(a))	(31)	219	(274)	37
Cash provided by operating activities	1,166	1,388	2,243	2,338
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences (Note 31(a))	(598)	(666)	(1,252)	(1,478)
Cash payments for spectrum licences (Note 18(a))	—	(496)	—	(620)
Cash payments for acquisitions, net (Note 18(b))	(450)	(78)	(461)	(167)
Advances to, and investment in, real estate joint ventures and associates (Note 21)	—	(2)	—	(5)
Real estate joint venture receipts (Note 21)	—	1	1	3
Proceeds on disposition	7	7	73	21
Investment in portfolio investments and other	(52)	(21)	(56)	(1)
Cash used by investing activities	(1,093)	(1,255)	(1,695)	(2,247)
FINANCING ACTIVITIES (Note 31(b))
Dividends paid to holders of Common Shares (Note 13(a))	(405)	(431)	(807)	(790)
Issue (repayment) of short-term borrowings, net	(390)	940	9	940
Long-term debt issued (Note 18 (b), 26)	6,469	1,222	8,132	3,789
Redemptions and repayment of long-term debt (Note 26)	(3,048)	(3,101)	(5,038)	(3,951)
Other	(31)	—	(31)	(16)
Cash provided (used) by financing activities	2,595	(1,370)	2,265	(28)
CASH POSITION
Increase (decrease) in cash and temporary investments, net	2,668	(1,237)	2,813	63
Cash and temporary investments, net, beginning of period	1,014	2,164	869	864
Cash and temporary investments, net, end of period	$3,682	$927	$3,682	$927
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	$(308)	$(315)	$(679)	$(649)
Interest received	$17	$10	$22	$21
Income taxes paid, net	$(143)	$(115)	$(297)	$(195)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

June 30, 2025|5

notes to condensed interim consolidated financial statements	(unaudited)

JUNE 30, 2025

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include: mobile and fixed voice and data telecommunications services and products; healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); and digital experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at June 30, 2025, we have a 100% equity interest; TELUS Health Inc., in which, as at June 30, 2025, we have a 100% equity interest; and TELUS International (Cda) Inc. (d.b.a. TELUS Digital Experience), in which, as at June 30, 2025, we have a 57.0% equity interest, as discussed further in Note 28(b), and which completed its initial public offering in February 2021.

6|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

1	condensed interim consolidated financial statements

(a)Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2024.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2024, other than as set out in Note 2 (a). The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS® Accounting Standards) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month and six-month periods ended June 30, 2025, were authorized by our Board of Directors for issue on August 1, 2025.

(b)Hedge accounting

General

We apply hedge accounting to the financial instruments used to establish: designated currency hedging relationships for certain U.S. dollar - denominated future purchase commitments and debt repayments; and, designated electrical power purchase price hedging relationships.

The purpose of hedge accounting, in respect of our designated hedging relationships, is to ensure that counterbalancing gains and losses are recognized in the same periods. We have chosen to apply hedge accounting, as we believe that it more faithfully depicts the economic substance of the underlying transactions.

The application of hedge accounting requires a high correlation (indicating effectiveness) in the offsetting changes in the risk - associated values of the financial instruments (the hedging items) used to establish the designated hedging relationships and all, or a part, of the asset, liability or transaction with an identified risk exposure that we have taken steps to modify (the hedged items).

Hedge accounting - derivatives used to manage currency risk; derivatives used to manage interest rate risk

The anticipated effectiveness of designated hedging relationships is assessed at inception and their actual effectiveness is assessed for each subsequent reporting period. We consider a designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the notional amount of the hedging item and the principal amount of the hedged item; maturity dates; payment dates; and interest rate index (if, and as, applicable).

Any ineffectiveness, such as arising from differences between the notional amount of the hedging item and the principal amount of the hedged item, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Financing costs if in respect of long - term debt and as Goods and services purchased if in respect of U.S. dollar - denominated future purchase commitments, as set out in Note 4 (e).

Hedge accounting - derivatives use to manage other price risk (see Note 2 (a))

The anticipated effectiveness of designated hedging relationships is assessed at inception (January 1, 2025, for virtual power purchase agreements entered into prior to fiscal 2025) and their actual effectiveness is assessed for each subsequent reporting period. We consider a virtual power purchase agreement designated hedging relationship to be effective if the following critical terms match between the hedging item and the hedged item: the variable nature - dependent electricity notional amount of the hedging item and the variable notional amount of the hedged item; maturity dates; and payment dates.

June 30, 2025|7

notes to condensed interim consolidated financial statements	(unaudited)

Any ineffectiveness, such as arising from differences between electricity consumed that is priced using the Alberta Interconnected Electrical System pool price, and that which is priced otherwise, or from a previously effective designated hedging relationship becoming ineffective, is reflected in the Consolidated statements of income and other comprehensive income as Goods and services purchased, as set out in Note 4 (e).

Hedging assets and liabilities

In applying hedge accounting, a hedge value is recorded in the Consolidated statements of financial position representing the fair value of the hedging items. The net difference, if any, between amounts recognized in net income determination and amounts necessary to reflect the fair value of the designated cash flow hedging items recorded in the Consolidated statements of financial position is recognized as a component of Other comprehensive income, as set out in Note 11.

(c)Inventories

Inventories primarily consist of mobile handsets, parts and accessories, which totalled $395 million as at June 30, 2025 (December 31, 2024 – $528 million), and communications equipment held for resale. These inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month and six-month periods ended June 30, 2025, totalled $0.5 billion (2024 - $0.6 billion) and $1.1 billion (2024 - $1.1 billion), respectively.

2	accounting policy developments

(a)Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

●	In December 2024, the International Accounting Standards Board issued Contracts Referencing Nature-dependent Electricity – Amendments to IFRS 9 and IFRS 7, which amended IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments, Disclosures. These amendments, among other matters, will now allow for hedge accounting to be applied in instances where there is variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). Specifically, if we were to choose to apply hedge accounting, this would affect the accounting for the unrealized forward element of our pre-existing virtual power purchase agreements, which were first entered into in 2022. The measurement of the fair value of the unrealized forward element of our virtual power purchase agreements is unaffected by the amendments. The amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted.

In accordance with the permitted transitional provisions, effective January 1, 2025, we have prospectively designated our pre-existing virtual power purchase agreements, which are contracts for differences, as held for hedging and have applied hedge accounting; this will have the effect of the net change in the unrealized forward element of our virtual power purchase agreements arising on or after January 1, 2025, being included in the determination of other comprehensive income. The transitional provisions did not permit retrospective designation of our pre-existing virtual power purchase agreements.

8|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

The effects on the consolidated statement of income and other comprehensive income line items are as set out in the following table.

	Excluding
	amendments	Amendments
	to IFRS 9 and	to IFRS 9 and	As currently
Periods ended June 30, 2025 (millions except per share amounts)	IFRS 7 effects	IFRS 7 effects	reported
THREE-MONTH
OPERATING REVENUES	$5,082	$—	$5,082
OPERATING EXPENSES
Goods and services purchased	1,859	(1)	1,858
Employee benefits expense	1,545	—	1,545
Depreciation	601	—	601
Amortization of intangible assets	403	—	403
Impairment of goodwill	500	—	500
	4,908	(1)	4,907
OPERATING INCOME	174	1	175
Financing costs	337	36	373
INCOME (LOSS) BEFORE INCOME TAXES	(163)	(35)	(198)
Income taxes	56	(9)	47
NET INCOME (LOSS)	$(219)	$(26)	$(245)
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	$(29)	$26	$(3)
COMPREHENSIVE INCOME (LOSS)	$(296)	$—	$(296)
NET INCOME ATTRIBUTABLE TO COMMON SHARES	$33	$(26)	$7
NET INCOME PER COMMON SHARE
Basic	$0.02	$(0.02)	$—
Diluted	$0.02	$(0.02)	$—

June 30, 2025|9

notes to condensed interim consolidated financial statements	(unaudited)

	Excluding
	amendments	Amendments
	to IFRS 9 and	to IFRS 9 and	As currently
Periods ended June 30, 2025 (millions except per share amounts)	IFRS 7 effects	IFRS 7 effects	reported
SIX-MONTH
OPERATING REVENUES	$10,139	$—	$10,139
OPERATING EXPENSES
Goods and services purchased	3,707	(2)	3,705
Employee benefits expense	3,011	—	3,011
Depreciation	1,193	—	1,193
Amortization of intangible assets	803	—	803
Impairment of goodwill	500	—	500
	9,214	(2)	9,212
OPERATING INCOME	925	2	927
Financing costs	698	19	717
INCOME BEFORE INCOME TAXES	227	(17)	210
Income taxes	158	(4)	154
NET INCOME	$69	$(13)	$56
OTHER COMPREHENSIVE INCOME
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	$(27)	$13	$(14)
COMPREHENSIVE INCOME	$57	$—	$57
NET INCOME ATTRIBUTABLE TO COMMON SHARES	$341	$(13)	$328
NET INCOME PER COMMON SHARE
Basic	$0.22	$—	$0.22
Diluted	$0.22	$—	$0.22

The effects on the consolidated statement of changes in owners’ equity line items are as set out in the following table.

	Excluding
	amendments	Amendments
	to IFRS 9 and	to IFRS 9 and	As currently
As at June 30, 2025 (millions)	IFRS 7 effects	IFRS 7 effects	reported
COMMON EQUITY
Share capital	$13,533	$—	$13,533
Contributed surplus	1,142	—	1,142
Retained earnings	643	(13)	630
Accumulated other comprehensive income (loss)	(98)	13	(85)
	$15,220	$—	$15,220

10|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

The effects on the consolidated statement of cash flows line items are as set out in the following table.

	Excluding
	amendments	Amendments
	to IFRS 9 and	to IFRS 9 and	As currently
Periods ended June 30, 2025 (millions)	IFRS 7 effects	IFRS 7 effects	reported
THREE-MONTH
OPERATING ACTIVITIES
Net income (loss)	$(219)	$(26)	$(245)
Deferred income taxes	(74)	(9)	(83)
Net-change in non-cash operating working capital	(66)	35	(31)
All other reconciling items within operating activities	1,025	—	1,025
Cash provided by operating activities	$1,166	$—	$1,166
SIX-MONTH
OPERATING ACTIVITIES
Net income	$69	$(13)	$56
Deferred income taxes	(85)	(4)	(89)
Net-change in non-cash operating working capital	(291)	17	(274)
All other reconciling items within operating activities	2,050	—	2,050
Cash provided by operating activities	$2,243	$—	$2,243

(b)Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied

●	In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:
●	With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
●	Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statement of income and other comprehensive income;
●	Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
●	Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.

The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements) and where certain cash flows will be categorized in our statements of cash flows (primarily shifting interest paid from operating activities to financing activities), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.

●	In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow-scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is de-recognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.

June 30, 2025|11

notes to condensed interim consolidated financial statements	(unaudited)

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at an acceptable level of risk. In our definition of financial capital, we include:

●	Common equity (excluding accumulated other comprehensive income);
●	Non-controlling interests;
●	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income);
●	Cash and temporary investments;
●	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables and any hedging assets or liabilities associated with short-term borrowings, net of amounts recognized in accumulated other comprehensive income); and
●	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

●	Adjust the amount of dividends paid to holders of Common Shares;
●	Adjust the discount at which Common Shares are offered under the Dividend Reinvestment and Share Purchase Plan;
●	Purchase Common Shares for cancellation pursuant to normal course issuer bids;
●	Issue new shares (including Common Shares and subsidiary shares);
●	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or
●	Increase or decrease the amount of short – term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

During 2025, our financial objectives, which are reviewed annually, were unchanged from 2024. We believe that our financial objectives support our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

* EBITDA is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized to determine compliance with certain debt covenants.

12|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. Historically, this measure is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with certain debt covenants.

As at, or for the 12-month periods ended, June 30 ($ in millions)	Objective			2025	2024
Components of debt and coverage ratios
Net debt [1]				$27,293	$28,179
EBITDA – excluding restructuring and other costs [2]				$7,333	$7,320
Net interest cost [3] (Note 9)				$1,404	$1,329
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.2	–	2.7 [4]	3.7	3.8
Coverage ratios
Earnings coverage [5]				2.0	1.8
EBITDA – excluding restructuring and other costs interest coverage [6]				5.2	5.5

1	Net debt and total managed capitalization are calculated as follows:

As at June 30	Note	2025	2024
Long-term debt	26	$32,194	$28,151
TELUS Corporation junior subordinated notes equity credit deducted in calculating net debt	26(f)	(2,207)	—
Debt issuance costs netted against long-term debt		172	123
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated debt, net		220	(7)
Accumulated other comprehensive income (loss) amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated debt — excluding tax effects		(326)	(205)
Cash and temporary investments, net		(3,682)	(927)
Short-term borrowings	22	922	1,044
Net debt		27,293	28,179
Common equity		15,220	15,809
Non-controlling interests		882	1,236
Add: TELUS Corporation junior subordinated notes equity credit deducted in calculating net debt		2,207	—
Less: accumulated other comprehensive income (loss) amounts included above in common equity and non-controlling interests		59	(24)
Total managed capitalization		$45,661	$45,200

2	EBITDA – excluding restructuring and other costs is calculated as follows:

		Restructuring	EBITDA –
		and other	excluding
	EBITDA	costs	restructuring
	(Note 5)	(Note 16)	and other costs
Add
Six-month period ended June 30, 2025	$3,423	$230	$3,653
Year ended December 31, 2024	6,840	493	7,333
Deduct
Six-month period ended June 30, 2024	(3,314)	(339)	(3,653)
EBITDA – excluding restructuring and other costs	$6,949	$384	$7,333

June 30, 2025|13

notes to condensed interim consolidated financial statements	(unaudited)

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading (see Note 2 (a)), and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).
4	Our long-term objective range for this ratio is 2.2 – 2.7 times. The ratio as at June 30, 2025, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to circa 2.7 times in the medium term (following the spectrum auctions in 2021 and 2023, and the mmWave spectrum auction upcoming), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 times in 2027. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.
5	Earnings coverage is defined in Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt (including dividend obligations on preferred shares that are required to be accounted for as financial liabilities); interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.
6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.7 times as at June 30, 2025, compared to 3.8 times one year earlier. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit, partially offset by spectrum acquisitions and business acquisitions; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions.

The earnings coverage ratio for the twelve-month period ended June 30, 2025, was 2.0 times, up from 1.8 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.3 and an increase in borrowing costs lowered the ratio by 0.1. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended June 30, 2025, was 5.2 times, down from 5.5 times one year earlier. An increase of $75 million in net interest costs decreased the ratio by 0.3.

14|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year). The historical measure for the twelve-month period ended June 30, 2025, is presented for illustrative purposes in evaluating our objective range.

For the 12-month periods ended June 30	Objective	2025	2024
Determined using most comparable IFRS Accounting Standards measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures		107%	99%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	75%	82%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

Our calculation of TELUS Corporation Common Share dividends declared, net of dividend reinvestment plan effects, is as follows:

For the 12-month periods ended June 30 (millions)	2025	2024
TELUS Corporation Common Share dividends declared	$2,427	$2,210
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(824)	(697)
TELUS Corporation Common Share dividends declared - net of dividend reinvestment plan effects	$1,603	$1,513

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

June 30, 2025|15

notes to condensed interim consolidated financial statements	(unaudited)

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended June 30 (millions)	Note	2025	2024
EBITDA	5	$6,949	$6,536
Restructuring and other costs, net of disbursements		(26)	90
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment mobile device financing		(157)	(141)
Effect of lease principal	31(b)	(698)	(611)
Items from the Consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	14	177	125
Net employee defined benefit plans expense	15	68	75
Employer contributions to employee defined benefit plans		(18)	(26)
Loss from equity accounted investments		6	36
Interest paid (excluding discretionary cash payment of dividends accounted for as interest)		(1,360)	(1,264)
Interest received		34	37
Capital expenditures (excluding acquisition from related party)		(2,391)	(2,718)
Capital expenditure for acquisition from related party		(93)	—
Related party construction credit facility repayment made concurrent with capital expenditure for acquisition from related party		94	—
Free cash flow before income taxes		2,585	2,139
Income taxes paid, net of refunds		(460)	(305)
Free cash flow		2,125	1,834
Add (deduct):
Capital expenditures	5	2,484	2,718
Effect of lease principal		698	611
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in net income neither providing nor using cash		(555)	(204)
Cash provided by operating activities		$4,752	$4,959

4	financial instruments
(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

	June 30,	December 31,
As at (millions)	2025	2024
Cash and temporary investments, net	$3,682	$869
Accounts receivable	4,110	4,319
Contract assets	726	790
Derivative assets	23	178
	$8,541	$6,156

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

16|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Accounts receivable

Credit risk associated with accounts receivable is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada. A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

Customer accounts receivable, net of allowance for doubtful accounts

As at (millions)	Note	Gross	Allowance	Net [1]
June 30, 2025
Less than 30 days past billing date		$1,048	$(21)	$1,027
30-60 days past billing date		314	(18)	296
61-90 days past billing date		136	(21)	115
More than 90 days past billing date		223	(45)	178
Unbilled customer finance receivables		1,576	(34)	1,542
		$3,297	$(139)	$3,158
Current [2]	6(b)	$2,676	$(126)	$2,550
Non-current [3]	20	621	(13)	608
		$3,297	$(139)	$3,158
December 31, 2024
Less than 30 days past billing date		$975	$(20)	$955
30-60 days past billing date		504	(18)	486
61-90 days past billing date		147	(20)	127
More than 90 days past billing date		202	(42)	160
Unbilled customer finance receivables		1,661	(34)	1,627
		$3,489	$(134)	$3,355
Current [2]	6(b)	$2,844	$(119)	$2,725
Non-current [3]	20	645	(15)	630
		$3,489	$(134)	$3,355

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).
2	Presented in the Consolidated statements of financial position as Accounts receivable.
3	Presented in the Consolidated statements of financial position as Other long-term assets.

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Factors considered when determining allowances for past - due accounts include: current economic conditions (including forward-looking macroeconomic data); historical information (including credit agency reports, if available); reasons for the accounts being past due; and the line of business from which the customer accounts receivable originated. These factors are also considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense; the doubtful accounts expense is included in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

June 30, 2025|17

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Balance, beginning of period	$139	$121	$134	$117
Additions (doubtful accounts expense)	38	38	87	72
Accounts written off [1] less than recoveries	(37)	(39)	(85)	(66)
Other	(1)	—	3	(3)
Balance, end of period	$139	$120	$139	$120

1	For the three-month and six-month periods ended June 30, 2025, accounts that were written off but were still subject to enforcement activity totalled $66 (2024 – $64) and $131 (2024 – $116), respectively.

Contract assets

Credit risk associated with contract assets is inherently managed through the size and diversity of our large customer base, which encompasses substantially all consumer and business sectors in Canada.A program of credit evaluations of customers is followed and the amount of credit extended is limited when we deem it to be necessary.

Contract assets, net of impairment allowance

As at (millions)	Gross	Allowance	Net (Note 6(c))
June 30, 2025
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$607	$(18)	$589
The 12-month period ending two years hence	235	(7)	228
Thereafter	46	(1)	45
	$888	$(26)	$862
December 31, 2024
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$634	$(20)	$614
The 12-month period ending two years hence	287	(9)	278
Thereafter	48	(1)	47
	$969	$(30)	$939

We maintain allowances for lifetime expected credit losses related to contract assets. Factors considered when determining allowances include: current economic conditions; historical information (including credit agency reports, if available); and the line of business from which the contract assets originated. These same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. Credit exposure to any single financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of credit losses due to the potential non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

●	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

18|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

●	maintaining a short - term borrowing agreement associated with trade receivables and unbilled customer finance receivables (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(g));
●	maintaining in-effect shelf prospectuses;
●	continuously monitoring forecast and actual cash flows; and
●	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(j). As at June 30, 2025, unchanged from December 31, 2024, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus effective until September 2026, unchanged from December 31, 2024. We believe our investment grade credit ratings contribute to reasonable access to capital markets. TELUS Digital Experience has a Canadian shelf prospectus effective until June 2026, unchanged from December 31, 2024, under which an unlimited amount of debt or equity securities could be offered.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted in the accompanying tables. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the accompanying tables.

	Non-derivative				Derivative

			Composite long-term debt
			Long-term
	Non-interest		debt,
	bearing		excluding		Currency swap agreement			Currency swap agreement
As at June 30, 2025	financial	Short-term	leases [1]	Leases	amounts to be exchanged			amounts to be exchanged [3]
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	Other	(Receive)	Pay	Total
2025 (remainder of year)	$2,744	$20	$3,646	$450	$(1,622)	$1,674	$3	$(1,116)	$1,116	$6,915
2026	376	41	2,823	788	(341)	318	6	(327)	331	4,015
2027	100	940	2,836	658	(1,827)	1,765	4	—	—	4,476
2028	61	—	4,437	443	(705)	728	2	—	—	4,966
2029	8	—	2,388	325	(238)	224	2	—	—	2,709
2030 - 2034	8	—	12,069	634	(3,017)	2,897	14	—	—	12,605
Thereafter	—	—	19,435	541	(3,247)	3,154	—	—	—	19,883
Total	$3,297	$1,001	$47,634	$3,839	$(10,997)	$10,760	$31	$(1,443)	$1,447	$55,569

			Total (Note 26(j))			$51,236

1	Cash outflows in respect of interest payments on our short-term borrowings, sustainability-linked notes, commercial paper, amounts drawn under our credit facilities (if any), other (unsecured) and junior subordinated notes have been calculated based upon the interest rates and, if applicable, foreign exchange rates, in effect as at June 30, 2025.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at June 30, 2025. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements, excepting that the maturities and gross cash flows for the TELUS Corporation junior subordinated notes reflect the initial fixed rate reset date.
3	The amounts included in undiscounted short-term borrowings in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the foreign exchange rates in effect as at June 30, 2025. The derivative liability hedging amounts, if any, for the hedged U.S. dollar-denominated short-term borrowings contractual amounts are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements.

June 30, 2025|19

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative				Derivative

			Composite long-term debt
			Long-term
	Non-interest		debt,
	bearing		excluding		Currency swap agreement		Currency swap agreement
As at December 31, 2024	financial	Short-term	leases [1]	Leases	amounts to be exchanged		amounts to be exchanged [3]
(millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive) [2]	Pay	(Receive)	Pay	Total
2025	$3,228	$40	$3,629	$837	$(1,670)	$1,601	$(707)	$685	$7,643
2026	233	40	2,544	700	(234)	207	—	—	3,490
2027	103	942	2,677	550	(1,802)	1,654	—	—	4,124
2028	64	—	4,234	349	(617)	585	—	—	4,615
2029	8	—	2,141	249	(125)	116	—	—	2,389
2030 - 2034	9	—	10,825	484	(1,808)	1,617	—	—	11,127
Thereafter	—	—	11,902	408	(2,942)	2,662	—	—	12,030
Total	$3,645	$1,022	$37,952	$3,577	$(9,198)	$8,442	$(707)	$685	$45,418

			Total			$40,773

1	Cash outflows in respect of interest payments on our short-term borrowings, sustainability-linked notes, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates and, if applicable, foreign exchange rates in effect as at December 31, 2024.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the foreign exchange rates in effect as at December 31, 2024. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.
3	The amounts included in undiscounted short-term borrowings in respect of U.S. dollar-denominated short-term borrowings, and the corresponding derivative liability amounts, if any, included in the currency swap pay column amounts, have been determined based upon the foreign exchange rates in effect as at December 31, 2024. The derivative liability hedging amounts, if any, for the hedged U.S. dollar-denominated short-term borrowings contractual amounts are included in the currency swap pay column amounts as net cash flows are exchanged pursuant to the currency swap agreements.
(c)	Market risks

Net income and other comprehensive income for the six-month periods ended June 30, 2025 and 2024, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

Our sensitivity analysis for currency risk exposure has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. We used the U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to interest rate risk has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. We used the principal and notional amounts as at the relevant statement of financial position dates in these calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk is based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in these calculations.

20|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

In the sensitivity analysis, we reflected income tax expense on a net basis, calculated using the applicable statutory income tax rates for the reporting periods.

			Other comprehensive
Six-month periods ended June 30	Net income		income		Comprehensive income
(increase (decrease) in millions)	2025	2024	2025	2024	2025	2024
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(6)	$(6)	$47	$115	$41	$109
Canadian dollar depreciates	$6	$6	$(39)	$(115)	$(33)	$(109)
10% change in US$: € exchange rate
U.S. dollar appreciates	$14	$14	$(73)	$(69)	$(59)	$(55)
U.S. dollar depreciates	$(14)	$(14)	$73	$69	$59	$55
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(3)	$(6)	$72	$72	$69	$66
U.S. interest rate	$—	$—	$(86)	$(68)	$(86)	$(68)
Combined	$(3)	$(6)	$(14)	$4	$(17)	$(2)
Interest rates decrease
Canadian interest rate	$3	$6	$(75)	$(75)	$(72)	$(69)
U.S. interest rate	$—	$—	$89	$71	$89	$71
Combined	$3	$6	$14	$(4)	$17	$2
20 basis point change in wind discount (Note 2(a))
Wind discount increases	$—	$(36)	$(22)	$—	$(22)	$(36)
Wind discount decreases	$—	$36	$22	$—	$22	$36
20 basis point change in solar premium (Note 2(a))
Solar premium increases	$—	$22	$12	$—	$12	$22
Solar premium decreases	$—	$(22)	$(12)	$—	$(12)	$(22)

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates, market interest rates, wind discount and solar premium; in reality, the competitive marketplaces in which we operate would have an effect on this assumption.

June 30, 2025|21

notes to condensed interim consolidated financial statements	(unaudited)

(d)	Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring provisions) approximate their fair values due to their immediate or short-term maturity. The fair values are determined directly by reference to quoted market prices in active markets.

The fair values of our investment financial assets are based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt, excluding leases, is based on quoted market prices in active markets.

For derivative financial instruments used to manage our exposure to currency risk, we estimated their fair values based on either quoted market prices in active markets for the same or similar financial instruments or the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments of similar maturities subject to similar risks (such fair value estimates being largely based on the Canadian dollar: U.S. dollar forward exchange rate as at the statements of financial position dates). The fair values of the derivative financial instruments we use to manage our exposure to price risk associated with the purchase of nature - dependent electricity are currently estimated using a discounted cash flow approach and are based on industry-standard forecasts from EDC Associates Ltd. utilizing observable market data. The significant unobservable inputs used in the fair value measurement of the Level 3 derivative financial instruments were wind discount, reflecting 76% (December 31, 2024 – 76%) of the Alberta Interconnected Electrical System pool price, and solar premium, reflecting 108% (December 31, 2024 – 108%) of the Alberta Interconnected Electrical System pool price.

22|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at ($ in millions except price or rate)		June 30, 2025				December 31, 2024
		Maximum		Fair value [1]		Maximum		Fair value [1]
		maturity	Notional	and carrying		maturity	Notional	and carrying
	Designation	date	amount	value	Price or rate	date	amount	value	Price or rate
Current derivative assets [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2026	$92	$2	US$1.00: ₱58	2025	$43	$—	US$1.00: ₱58
U.S. dollar-denominated transactions	HFT [4]	2025	$677	1	US$1.00: C$1.35	2025	$72	1	US$1.00: C$1.43
U.S. dollar-denominated transactions	HFH [3]	2026	$143	1	US$1.00: C$1.35	2025	$410	20	US$1.00: C$1.36
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2025	$50	—	US$1.00: C$1.36	2025	$1,201	31	US$1.00: C$1.40
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(g))	HFH [5]	2028	$48	8	€1.00: US$1.09	2028	$46	13	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with Non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$12	—	3.5%	2028	$12	—	3.5%
				$12				$65
Other long-term assets [2] (Note 20)
Derivatives used to manage currency risk associated with
U.S. dollar-denominated long-term debt [6] (Note 26(b))	HFH [3]	2032	$1,563	$11	US$1.00: C$1.33	2032	$3,069	$86	US$1.00: C$1.30
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(g))	HFH [5]	—	$—	—	—	2028	$557	24	€1.00: US$1.09
Derivatives used to manage interest rate risk associated with Non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$—	—	—	2028	$211	3	3.5%
				$11				$113
Current derivative liabilities [2]
Derivatives used to manage currency risk associated with
U.S. dollar-denominated transactions	HFT [4]	2026	$87	$1	US$1.00: ₱56	2025	$129	$3	US$1.00: ₱57
U.S. dollar-denominated transactions	HFH [3]	2026	$447	14	US$1.00: C$1.40	—	$—	—	—
U.S. dollar-denominated debt (Notes 22, 26(c))	HFH [3]	2025	$2,767	63	US$1.00: C$1.36	2025	$1,117	2	US$1.00: C$1.44
Derivatives used to manage other price risk associated with Purchase of electrical power	HFH [3,9]	2047	0.3 TWh [8]	1	$32.34/MWh [8]	2047	0.4 TWh [8]	6	$31.76/MWh [8]
				$79				$11
Other long-term liabilities [2] (Note 27)
Derivatives used to manage currency risk associated with U.S. dollar-denominated long-term debt [6] (Note 26(c))	HFH [3]	2049	$7,035	$128	US$1.00: C$1.31	2049	$3,378	$86	US$1.00: C$1.32
European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(g))	HFH [5]	2028	$574	49	€1.00: US$1.09	—	$—	—	—
Derivatives used to manage interest rate risk associated with Non-fixed rate credit facility amounts drawn (Note 26(g))	HFH [3]	2028	$194	1	3.5%	—	$—	—	—
Derivatives used to manage other price risk associated with Purchase of electrical power	HFH [3,9]	2047	5.1 TWh [8]	18	$40.97/MWh [8]	2047	6.5 TWh [8]	32	$40.49/MWh [8]
				$196				$118

June 30, 2025|23

notes to condensed interim consolidated financial statements	(unaudited)

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

	Six months
Periods ended June 30	2025	2024
Unrealized changes in virtual power purchase agreements forward element
Included in net income, excluding income taxes (see (e))	$2	$(103)
Included in other comprehensive income, excluding income taxes (see (e), Note 2(a))	17	—
Balance, beginning of period – asset (liability)	(38)	193
Balance, end of period – asset (liability)	$(19)	$90

2	Caption reflects line item where derivative financial instruments are presented in the Consolidated statements of financial position. Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item), except for derivatives uses to manage other price risk associated with the purchase of electrical power which were entered into prior to fiscal 2025 and which were designated as HFH on January 1, 2025 (see Note 2 (a)); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items (variable notional amounts of hedging items and the variable notional amounts of the associated hedged items in respect of virtual power purchase agreements (see Note 2 (a)).
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at June 30, 2025, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $(30) (December 31, 2024 – $(22)).
7	We designate only the spot element as the hedging item. As at June 30, 2025, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $2 (December 31, 2024 - $2).
8	Terawatt hours (TWh) are 1x10[9] kilowatt hours and megawatt hours (MWh) are 1x10[3] kilowatt hours.
9	As at December 31, 2024, these were designated as held for trading. We have implemented new amendments to IFRS Accounting Standards effective January 1, 2025, which newly allow for these to prospectively be designated as held for hedging (see Note 2(a)).

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	June 30, 2025		December 31, 2024
	Carrying		Carrying
	value	Fair value	value	Fair value
Long-term debt, excluding leases (Note 26)	$29,101	$28,756	$25,972	$25,285

24|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. Excepting the virtual power purchase agreement derivatives, there was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented. The ineffective portion of the virtual power purchase agreements arises due to them being considered off-market hedging instruments by the transition rules of the amendments to IFRS Accounting Standards in respect of nature-dependent electricity (see Note 2(a)).

	Amount of gain (loss)		Gain (loss) reclassified from other
	recognized in other		comprehensive income to income
	comprehensive income		(effective portion) (Note 11)
	(effective portion) (Note 11)			Amount
Periods ended June 30 (millions)	2025	2024	Location	2025	2024
THREE-MONTH
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$(24)	$5	Goods and services purchased	$1	$4
U.S. dollar-denominated debt [1] Notes 22, 26(b)-(c)	(268)	12	Financing costs	(328)	56
Net investment in a foreign operation [2]	(51)	12	Financing costs	1	6
	(343)	29		(326)	66
Derivatives used to manage other market risks
Purchase of electrical power Note 2(a)	35	—	Goods and services purchased	—	—
Other	—	1	Financing costs	1	1
	35	1		1	1
	$(308)	$30		$(325)	$67
SIX-MONTH
Derivatives used to manage currency risk associated with
U.S. dollar-denominated purchases	$(23)	$15	Goods and services purchased	$7	$4
U.S. dollar-denominated debt [1] Notes 22, 26(b)-(c)	(228)	182	Financing costs	(333)	187
Net investment in a foreign operation [2]	(72)	37	Financing costs	6	11
	(323)	234		(320)	202
Derivatives used to manage other market risks
Purchase of electrical power Note 2(a)	19	—	Goods and services purchased	2	—
Other	(2)	6	Financing costs	1	2
	17	6		3	2
	$(306)	$240		$(317)	$204

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and six-month periods ended June 30, 2025, totalled $8 (2024 - $(23)) and $(8) (2024 - $(44)), respectively.
2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and six-month periods ended June 30, 2025, totalled $NIL (2024 – $NIL) and $NIL (2024 - $NIL) respectively.

June 30, 2025|25

notes to condensed interim consolidated financial statements	(unaudited)

The following table sets out the ineffectiveness gains and losses included in Goods and services purchased in the Consolidated statements of income and other comprehensive income that arise from derivative instruments that are classified as held for hedging and that are designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Derivatives used to manage other market risks (purchase of electrical power) Note 2(a)	$2	$—	$3	$—

The following table sets out the gains and losses included in Financing costs in the Consolidated statements of income and other comprehensive income that arise from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship.

	Gain (loss) on derivatives recognized in income
	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Derivatives used to manage currency risk	$(1)	$(5)	$—	$(6)
Unrealized changes in virtual power purchase agreements forward element (Note 2(a))	$—	$(37)	$—	$(103)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

We embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition, and ongoing integration, of LifeWorks Inc.; commencing with the three-month period ended March 31, 2025, we have transitioned to our new segmented reporting structure and have restated comparative amounts on a comparable basis. The TELUS health segment includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

26|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliation thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

	TELUS technology solutions								TELUS digital
	Mobile		Fixed		Segment total		TELUS health		experience		Eliminations		Total
Three-month periods ended	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
June 30 (millions)				(restated*)		(restated*)						(restated*)
Operating revenues
External revenues
Service	$1,755	$1,758	$1,500	$1,476	$3,255	$3,234	$514	$442	$722	$666	$—	$—	$4,491	$4,342
Equipment	466	479	72	76	538	555	2	3	—	—	—	—	540	558
Revenues arising from contracts with customers	$2,221	$2,237	$1,572	$1,552	3,793	3,789	516	445	722	666	—	—	5,031	4,900

			Other income (Note 7)		50	30	1	1	—	43	—	—	51	74
					3,843	3,819	517	446	722	709	—	—	5,082	4,974
			Intersegment revenues		5	5	2	2	244	227	(251)	(234)	—	—
					$3,848	$3,824	$519	$448	$966	$936	$(251)	$(234)	$5,082	$4,974
			EBITDA [1]		$1,549	$1,473	$84	$49	$61	$166	$(15)	$(12)	$1,679	$1,676
			Restructuring and other costs included in EBITDA (Note 16)		55	88	7	21	71	12	—	—	133	121
			Adjusted EBITDA [1]		$1,604	$1,561	$91	$70	$132	$178	$(15)	$(12)	$1,812	$1,797
			Capital expenditures [2]		$591	$613	$59	$50	$43	$40	$(15)	$(12)	$678	$691
			Adjusted EBITDA less capital expenditures [1]		$1,013	$948	$32	$20	$89	$138	$—	$—	$1,134	$1,106
			Operating revenues – external, other income and intersegment (above)		$3,848	$3,824	$519	$448	$966	$936	$(251)	$(234)	$5,082	$4,974
			Goods and services purchased		1,727	1,700	185	187	182	160	(236)	(222)	1,858	1,825
			Employee benefits expense		572	651	250	212	723	610	—	—	1,545	1,473
			EBITDA (above)		1,549	1,473	84	49	61	166	(15)	(12)	1,679	1,676
			Depreciation		535	529	10	30	56	49	—	—	601	608
			Amortization of intangible assets		238	235	100	90	65	61	—	—	403	386
			Impairment of goodwill		—	—	—	—	500	—	—	—	500	—
			Operating income (loss)		$776	$709	$(26)	$(71)	$(560)	$56	$(15)	$(12)	175	682

											Financing costs		373	382
											Income (loss) before income taxes		$(198)	$300

June 30, 2025|27

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions								TELUS digital
	Mobile		Fixed		Segment total		TELUS health		experience		Eliminations		Total
Six-month periods ended	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
June 30 (millions)				(restated*)		(restated*)						(restated*)
Operating revenues
External revenues
Service	$3,512	$3,525	$3,007	$2,940	$6,519	$6,465	$984	$858	$1,431	$1,348	$—	$—	$8,934	$8,671
Equipment	965	939	147	149	1,112	1,088	3	7	—	—	—	—	1,115	1,095
Revenues arising from contracts with customers	$4,477	$4,464	$3,154	$3,089	7,631	7,553	987	865	1,431	1,348	—	—	10,049	9,766

			Other income (Note 7)		89	57	1	1	—	82	—	—	90	140
					7,720	7,610	988	866	1,431	1,430	—	—	10,139	9,906
			Intersegment revenues		11	10	4	4	497	430	(512)	(444)	—	—
					$7,731	$7,620	$992	$870	$1,928	$1,860	$(512)	$(444)	$10,139	$9,906
			EBITDA [1]		$3,119	$2,889	$151	$84	$181	$363	$(28)	$(22)	$3,423	$3,314
			Restructuring and other costs included in EBITDA (Note 16)		134	272	16	45	80	22	—	—	230	339
			Adjusted EBITDA [1]		$3,253	$3,161	$167	$129	$261	$385	$(28)	$(22)	$3,653	$3,653
			Capital expenditures [2]		$1,106	$1,276	$103	$94	$84	$66	$(28)	$(20)	$1,265	$1,416
			Adjusted EBITDA less capital expenditures [1]		$2,147	$1,885	$64	$35	$177	$319	$—	$(2)	$2,388	$2,237
			Operating revenues – external, other income and intersegment (above)		$7,731	$7,620	$992	$870	$1,928	$1,860	$(512)	$(444)	$10,139	$9,906
			Goods and services purchased		3,453	3,371	374	368	362	314	(484)	(418)	3,705	3,635
			Employee benefits expense		1,159	1,360	467	418	1,385	1,183	—	(4)	3,011	2,957
			EBITDA (above)		3,119	2,889	151	84	181	363	(28)	(22)	3,423	3,314
			Depreciation		1,064	1,150	23	53	106	95	—	—	1,193	1,298
			Amortization of intangible assets		478	458	194	180	131	121	—	—	803	759
			Impairment of goodwill		—	—	—	—	500	—	—	—	500	—
			Operating income (loss)		$1,577	$1,281	$(66)	$(149)	$(556)	$147	$(28)	$(22)	927	1,257

											Financing costs		717	776
											Income before income taxes		$210	$481
*

As required by IFRS Accounting Standards, comparative amounts have been restated to conform with the reportable segments presented in the current period. The currently reported TELUS health results were previously included with the TELUS technology solutions’ “Fixed” and “Segment total” results.

1	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS Accounting Standards and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS Digital Experience); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in determining compliance with certain debt covenants.
2	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

28|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

6revenue from contracts with customers

(a)Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or the completion of fulfilling, future contracted performance obligations, which are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

	June 30,	December 31,
As at (millions)	2025	2024
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,345	$2,408
During the 12-month period ending two years hence	942	976
Thereafter	128	116
	$3,415	$3,500

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS Accounting Standards require the explanation of when we might expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)Accounts receivable

		June 30,	December 31,
As at (millions)	Note	2025	2024
Customer accounts receivable		$2,676	$2,844
Allowance for doubtful accounts	4(a)	(126)	(119)
Billed customer accounts receivable, net of allowance for doubtful accounts		2,550	2,725
Accrued receivables – customer		607	604
Billed and unbilled customer accounts receivable, net of allowance for doubtful accounts		3,157	3,329

Accrued receivables – other		345	360
Accounts receivable – current		$3,502	$3,689

June 30, 2025|29

notes to condensed interim consolidated financial statements	(unaudited)

(c)Contract assets

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Balance, beginning of period	$913	$867	$939	$898
Net additions arising from operations	370	375	748	728
Amounts billed in the period and thus reclassified to accounts receivable	(421)	(399)	(830)	(789)
Change in impairment allowance, net (Note 4(a))	(1)	(1)	4	4
Other	1	1	1	2
Balance, end of period [1]	$862	$843	$862	$843
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets			$589	$564
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities		24	(17)	(15)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets		24	(119)	(127)
			$453	$422

1Timing of amounts to be billed and thus reclassified to accounts receivable is set out in Note 4(a).

7other income

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Government assistance	$2	$4	$2	$4
Lease and other sublease revenue	45	2	49	3
Gain on contributions of real estate to joint ventures (Note 21(a))	—	19	8	53
Investment income (loss), gain (loss) on disposal of assets and other	3	4	20	(6)
Interest income	1	1	1	3
Changes in provisions related to business combinations (Note 25)	—	44	10	83
	$51	$74	$90	$140

30|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

8	employee benefits expense

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Employee benefits expense – gross
Wages and salaries	$1,469	$1,402	$2,887	$2,790
Share-based compensation [1] (Note 14)	47	50	97	84
Pensions – defined benefit (Note 15(a))	14	17	29	34
Pensions – defined contribution (Note 15(b))	32	32	63	59
Restructuring costs [1] (Note 16(a))	87	79	144	199
Employee health and other benefits	67	60	136	127
	1,716	1,640	3,356	3,293
Capitalized internal labour costs, net
Contract acquisition costs (Note 20)
Capitalized	(30)	(18)	(65)	(46)
Amortized	25	23	49	46
Contract fulfilment costs (Note 20)
Capitalized	(7)	(9)	(13)	(16)
Amortized	3	3	5	4
Property, plant and equipment	(81)	(78)	(161)	(167)
Intangible assets subject to amortization	(81)	(88)	(160)	(157)
	(171)	(167)	(345)	(336)
	$1,545	$1,473	$3,011	$2,957

1	For the three-month and six-month periods ended June 30, 2025, $NIL (2024 – $NIL) and $NIL (2024 – $4), respectively, of share-based compensation in the TELUS technology solutions segment was included in restructuring costs.

June 30, 2025|31

notes to condensed interim consolidated financial statements	(unaudited)

9	financing costs

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Interest expense
From transactions that only involve the raising of finance
Long-term debt, excluding lease liabilities and other (secured)
Gross	$306	$294	$590	$589
Capitalized [1] (Note 17, 18(a))	—	(4)	(9)	(4)
Net	306	290	581	585

Short-term borrowings and other	12	9	29	10
	318	299	610	595
From transactions that do not only involve the raising of finance
Long-term debt – lease liabilities (Note 19, 26(i))	42	40	83	80
Long-term debt – other (secured) (Note 26(h))	8	4	14	6
Employee defined benefit plans net interest (Note 15)	3	2	6	4
Accretion on provisions (Note 25)	7	7	14	15
	60	53	117	105
	378	352	727	700
Other
Foreign exchange	12	3	12	(6)
Unrealized changes in virtual power purchase agreements forward element (Note 2(a))	—	37	—	103
	390	392	739	797
Interest income	(17)	(10)	(22)	(21)
	$373	$382	$717	$776

Net interest cost (Note 3)			$720	$673
Interest expense on long-term debt, excluding lease liabilities and other – capitalized [1]			(9)	(4)
Employee defined benefit plans net interest			6	4
Unrealized changes in virtual power purchase agreements forward element			—	103
			$717	$776

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 5.3% (2024 – 3.1%) was capitalized to property, plant and equipment assets under construction and to intangible assets with indefinite lives during the period.

32|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

10	income taxes

Expense composition and rate reconciliation

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Current income tax expense
For the current reporting period	$148	$155	$265	$293
Adjustments recognized in the current period for income taxes of prior periods	(18)	(6)	(23)	(6)
Pillar Two global minimum tax	—	—	1	1
	130	149	243	288
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(83)	(70)	(89)	(168)
	$47	$79	$154	$120

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2025		2024
Income taxes computed at applicable statutory rates	$(55)	27.8%	$72	23.8%
Adjustments recognized in the current period for income taxes of prior periods	(18)	9.1	(6)	(2.0)
Impairment of goodwill	107	(53.9)	—	—
(Non-taxable) non-deductible amounts, net	4	(2.0)	4	1.3
Withholding and other taxes	10	(5.1)	12	4.0
Losses not recognized	2	(1.0)	2	0.7
Foreign tax differential	(2)	1.0	(2)	(0.7)
Other	(1)	0.4	(3)	(0.8)
Income tax expense per Consolidated statements of income and other comprehensive income	$47	(23.7)%	$79	26.3%

Six-month periods ended June 30 ($ in millions)	2025		2024
Income taxes computed at applicable statutory rates	$46	21.9%	$113	23.5%
Adjustments recognized in the current period for income taxes of prior periods	(23)	(11.0)	(6)	(1.2)
Pillar Two global minimum tax	1	0.5	1	0.2
Impairment of goodwill	107	51.0	—	—
(Non-taxable) non-deductible amounts, net	3	1.4	(7)	(1.6)
Withholding and other taxes	19	9.0	19	4.0
Losses not recognized	3	1.4	3	0.6
Foreign tax differential	(3)	(1.4)	(3)	(0.6)
Other	1	0.5	—	—
Income tax expense per Consolidated statements of income and other comprehensive income	$154	73.3%	$120	24.9%

June 30, 2025|33

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

		Three-month period ended June 30, 2024					Three-month period ended June 30, 2025
		Accumulated					Accumulated
		balance,				Accumulated	balance,				Accumulated
		beginning of	Amount	Income		balance, end	beginning of	Amount	Income		balance, end
(millions)	Note	period	arising	taxes	Net	of period	period	arising	taxes	Net	of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(e)
Derivatives used to manage currency risk
Unrealized gains (losses) arising			$29	$(2)				$(343)	$(41)
Realized (gains) losses reclassified to net income			(66)	(8)				326	52
		$(102)	(37)	(10)	$(27)	$(129)	$(256)	(17)	11	$(28)	$(284)
Derivatives used to manage other market risks	2(a)
Unrealized gains (losses) arising			1	1				35	9
Realized (gains) losses reclassified to net income			(1)	(1)				(1)	—
		1	—	—	—	1	(16)	34	9	25	9
Total		(101)	(37)	(10)	(27)	(128)	(272)	17	20	(3)	(275)
Cumulative foreign currency translation adjustment		60	17	—	17	77	229	(78)	—	(78)	151
Item never reclassified to income
Change in measurement of investment financial assets
Unrealized gains (losses) arising			(4)	(2)				1	—
Realized gains (losses)			(2)	—				3	1
		79	(6)	(2)	(4)	75	62	4	1	3	65
Accumulated other comprehensive income (loss)		$38	(26)	(12)	(14)	$24	$19	(57)	21	(78)	$(59)
Attributable to:
Common Shares		$20				$(4)	$(61)				$(85)
Non-controlling interests		18				28	80				26
		$38				$24	$19				$(59)
Item never reclassified to income
Employee defined benefit plan re‑measurements	15(a)		22	6	16			36	9	27
Other comprehensive income			$(4)	$(6)	$2			$(21)	$30	$(51)

		Six-month period ended June 30, 2024					Six-month period ended June 30, 2025
		Accumulated					Accumulated
		balance,				Accumulated	balance,				Accumulated
		beginning of	Amount	Income		balance, end	beginning of	Amount	Income		balance, end
(millions)	Note	period	arising	taxes	Net	of period	period	arising	taxes	Net	of period
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges	4(e)
Derivatives used to manage currency risk
Unrealized gains (losses) arising			$234	$32				$(323)	$(30)
Realized (gains) losses reclassified to net income			(202)	(29)				320	51
		$(158)	32	3	$29	$(129)	$(260)	(3)	21	$(24)	$(284)
Derivatives used to manage other market risks	2(a)
Unrealized gains (losses) arising			6	2				17	5
Realized (gains) losses reclassified to net income			(2)	(1)				(3)	(1)
		(2)	4	1	3	1	(1)	14	4	10	9
Total		(160)	36	4	32	(128)	(261)	11	25	(14)	(275)
Cumulative foreign currency translation adjustment		36	41	—	41	77	169	(18)	—	(18)	151
Item never reclassified to income
Change in measurement of investment financial assets
Unrealized gains (losses) arising			(2)	(1)				3	—
Realized gains (losses)			(2)	—				6	2
		78	(4)	(1)	(3)	75	58	9	2	7	65
Accumulated other comprehensive income (loss)		$(46)	73	3	70	$24	$(34)	2	27	(25)	$(59)
Attributable to:
Common Shares		$(44)				$(4)	$(105)				$(85)
Non-controlling interests		(2)				28	71				26
		$(46)				$24	$(34)				$(59)
Item never reclassified to income
Employee defined benefit plan re‑measurements	15(a)		69	18	51			35	9	26
Other comprehensive income			$142	$21	$121			$37	$36	$1

34|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Basic total weighted average number of Common Shares outstanding	1,525	1,482	1,519	1,479
Effect of dilutive securities — Restricted share units	5	4	5	4
Diluted total weighted average number of Common Shares outstanding	1,530	1,486	1,524	1,483

For the three-month and six-month periods ended June 30, 2025 and 2024, no outstanding equity-settled restricted share unit awards were excluded in the calculation of diluted income per Common Share. For the three-month and six-month periods ended June 30, 2025, approximately 1 million (2024 – approximately 1 million) and all (2024 – 1 million) TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share
(a)	TELUS Corporation Common Share dividends declared

Six-month periods ended June 30
(millions except per share amounts)
TELUS Corporation	Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total
2025
Quarter 1 dividend	Mar. 11, 2025	$0.4023	Apr. 1, 2025	$610
Quarter 2 dividend	Jun. 10, 2025	0.4163	July 2, 2025	634
		$0.8186		$1,244
2024
Quarter 1 dividend	Mar. 11, 2024	$0.3761	Apr. 1, 2024	$554
Quarter 2 dividend	Jun. 10, 2024	0.3891	July 2, 2024	577
		$0.7652		$1,131

On July 31, 2025, the Board of Directors declared a quarterly dividend of $0.4163 per share on issued and outstanding TELUS Corporation Common Shares payable on October 1, 2025, to holders of record at the close of business on September 10, 2025. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on September 10, 2025.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. At our discretion, under the plan, we may offer TELUS Corporation Common Shares at a discount of up to 5% from the market price. Effective with our dividends paid October 1, 2019, we have offered TELUS Corporation Common Shares from Treasury at a discount of 2%. During the three-month and six-month periods ended June 30, 2025, eligible shareholders who participated in the plan elected to reinvest dividends declared of $212 million (2024 - $179 million) and $403 million (2024 - $289 million), respectively.

June 30, 2025|35

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation
(a)	Details of share-based compensation expense

Included in Employee benefits expense in the Consolidated statements of income and other comprehensive income, and in Cash provided by operating activities in the Consolidated statements of cash flows, are the share-based compensation amounts set out in the accompanying table.

Periods ended June 30 (millions)		2025			2024
			Associated	Statement		Associated	Statement
		Employee	operating	of cash	Employee	operating	of cash
		benefits	cash	flows	benefits	cash	flows
	Note	expense [1]	outflows	adjustment	expense	outflows	adjustment
THREE-MONTH
Restricted share units	(b)	$42	$(5)	$37	$42	$(3)	$39
Employee share purchase plan	(c)	5	(5)	—	8	(8)	—
		$47	$(10)	$37	$50	$(11)	$39
TELUS technology solutions [2]		$34	$(6)	$28	$34	$(9)	$25
TELUS health [2]		5	—	5	3	—	3
TELUS digital experience [3]		8	(4)	4	13	(2)	11
		$47	$(10)	$37	$50	$(11)	$39
SIX-MONTH
Restricted share units	(b)	$83	$(5)	$78	$72	$(6)	$66
Employee share purchase plan	(c)	13	(13)	—	16	(16)	—
Share option awards	(d)	1	—	1	—	—	—
		$97	$(18)	$79	$88	$(22)	$66
TELUS technology solutions [2]		$70	$(13)	$57	$67	$(18)	$49
TELUS health [2]		8	—	8	6	—	6
TELUS digital experience [3]		19	(5)	14	15	(4)	11
		$97	$(18)	$79	$88	$(22)	$66

1	Within employee benefits expense (see Note 8) for the three-month and six-month periods ended June 30, 2025, restricted share units expense of $42 (2024 – $42) and $83 (2024 – $68), respectively, is presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the TELUS technology solutions segment.
2	Comparative amounts have been adjusted for change in segmentation (see Note 5).
3	During the three-month period ended June 30, 2024, the written put options in respect of non-controlling interests associated with the WillowTree acquisition were renegotiated, which resulted in: a change in provisions for business combinations; the institution of a maximum payout for the non-controlling interests associated with the WillowTree acquisition; and the awarding of share-based compensation. The expense associated with these awards was $(1) (2024 - $NIL) and $1 (2024 - $NIL), respectively, for the three-month and six-month periods ended June 30, 2025.

36|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of: our total customer connections performance condition (with a weighting of 33-1/3%;2024 and prior awards, 25%); our free cash flow* performance condition (with a weighting of 33-1/3%; 2024 and prior awards, NIL%); and the total shareholder return on TELUS Corporation Common Shares relative to international peer groups of telecommunications companies (with a weighting of 33-1/3%; 2024 and prior awards, 75%). The grant-date fair values of the notional subsets of our restricted share units affected by the total customer connections performance condition and the free cash flow performance condition equal the fair market value of the corresponding TELUS Corporation Common Shares at the grant date; we include these notional subsets in the presentation of our restricted share units with only service conditions. For the notional subset of our restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to the variable payout. Restricted share units granted in 2025 and 2024 are accounted for as equity-settled, based on their expected settlement method when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

	June 30,	December 31,
As at	2025	2024
Restricted share units without market performance conditions
Restricted share units with service conditions only	11,192,258	6,896,228
Notional subset affected by non-market performance conditions	1,308,676	556,308
	12,500,934	7,452,536
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,984,583	1,513,481
Number of non-vested restricted share units	14,485,517	8,966,017

* Free cash flow is not a standardized financial measure under IFRS Accounting Standards and might not be comparable to similar measures presented by other issuers (see Note 3).

June 30, 2025|37

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

	Number of restricted
	share units [1]		Weighted
			average grant-
	Non-vested	Vested	date fair value
THREE-MONTH PERIOD
Outstanding, April 1, 2025
Non-vested	12,339,850	—	$23.64
Vested	—	32,876	$26.11
Granted
Initial award	104,879	—	$21.69
In lieu of dividends	241,703	652	$20.28
Vested	(55,930)	55,930	$24.33
Settled
In equity	—	(10,063)	$24.54
In cash	—	(45,866)	$24.26
Forfeited	(129,568)	—	$26.54
Outstanding, June 30, 2025
Non-vested	12,500,934	—	$23.56
Vested	—	33,529	$26.05
SIX-MONTH PERIOD
Outstanding, January 1, 2025
Non-vested	7,452,536	—	$25.03
Vested	—	32,723	$26.17
Granted
Initial award	4,965,800	—	$21.69
In lieu of dividends	393,796	1,327	$19.98
Vested	(82,287)	82,287	$24.56
Settled
In equity	—	(10,063)	$24.54
In cash	—	(72,745)	$24.55
Forfeited	(228,911)	—	$25.87
Outstanding, June 30, 2025
Non-vested	12,500,934	—	$23.56
Vested	—	33,529	$26.05

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units. One subset of these units has a variable payout (0% – 200%) that depends upon TELUS Digital Experience financial performance (with a weighting of 50%) and the total shareholder return of TELUS International (Cda) Inc. subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (with a weighting of 50%). Another subset of these units has a variable payout (0% - 300%) that depends upon the financial performance of certain TELUS Digital Experience products and services. For the notional subset of units affected by financial performance conditions, the grant-date fair value equals the fair market value of the corresponding subordinate voting shares at the grant date. For the notional subset of our restricted share units affected by the relative total shareholder return performance condition, we estimate fair value using a Monte Carlo simulation due to the variable payout. Restricted share units granted in 2025 and 2024 are accounted for as equity-settled, based on their expected settlement method when granted.

38|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

	Number of restricted		Weighted
	share units		average
			grant-date
	Non-vested	Vested	fair value
THREE-MONTH PERIOD
Outstanding, April 1, 2025	25,277,511	1,298,199	US$	4.92
Granted – initial award	103,094	—	US$	3.68
Vested	(105,969)	105,969	US$	21.43
Settled in equity	—	(1,397,191)	US$	4.38
Forfeited	(3,521,056)	(6,977)	US$	5.37
Outstanding, June 30, 2025	21,753,580	—	US$	4.87
SIX-MONTH PERIOD
Outstanding, January 1, 2025	20,180,936	—	US$	6.33
Granted – initial award	8,882,253	—	US$	2.83
Vested	(3,167,785)	3,167,785	US$	7.85
Settled in equity	—	(3,160,808)	US$	7.86
Forfeited	(4,141,824)	(6,977)	US$	5.32
Outstanding, June 30, 2025	21,753,580	—	US$	4.87

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, dividends declared thereon during the three-month and six-month period ended June 30, 2025, of $14 million (2024 - $14 million) and $28 million (2024 - $27 million), respectively, were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)Share option awards

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Periods ended June 30, 2025	Three months		Six months
	Number of	Weighted	Number of	Weighted
	share	average share	share	average share
	options	option price	options	option price
Outstanding, beginning of period	1,474,001	$22.47	1,519,501	$22.45
Exercised [2]	(11,455)	$21.19	(25,555)	$21.19
Forfeited	(23,750)	$22.85	(55,150)	$22.43
Outstanding, end of period	1,438,796	$22.47	1,438,796	$22.47
Exercisable, end of period	—	—	1,438,796	$22.47

1	The weighted average remaining contractual life is 2.0 years.
2	For the three-month and six-month periods ended June 30, 2025, the weighted average prices at the dates of exercise were $22.12 and $22.24, respectively.

June 30, 2025|39

notes to condensed interim consolidated financial statements	(unaudited)

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at an exercise price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to appreciation in the TELUS International (Cda) Inc. subordinate voting share price. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS Digital Experience financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Periods ended June 30, 2025	Three months			Six months
	Number of	Weighted		Number of	Weighted
	share	average share		share	average share
	options	option price [1]		options	option price [1]
Outstanding, beginning of period	5,352,728	US$	6.53	5,352,728	US$	6.53
Forfeited	(83,279)	US$	3.69	(83,279)	US$	3.69
Outstanding, end of period	5,269,449	US$	6.57	5,269,449	US$	6.57
Exercisable, end of period	—		—	2,452,934	US$	9.89

1

For 2,816,515 share options, the price is $3.69 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 9.2 years; for 2,096,582 share options, the range of share option prices is US$4.87 – US$8.95 and the weighted average remaining contractual life is 1.7 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 5.7 years.

40|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

15employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements related to defined benefit pension plans

Three-month periods ended June 30		2025			2024
			Defined			Defined
			benefit			benefit
			obligations			obligations
($ in millions)	Note	Plan assets	accrued [1]	Net	Plan assets	accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(18)		$—	$(20)
Benefits earned for past service		—	—		—	(1)
Employees’ contributions		5	—		5	—
Administrative fees		(1)	—		(1)	—
		4	(18)	$(14)	4	(21)	$(17)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		108	(96)		105	(96)
Interest effect on asset ceiling limit		(15)	—		(11)	—
		93	(96)	(3)	94	(96)	(2)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME (LOSS) [3]				(17)			(19)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		(15)	—		(3)	—
Changes in plan financial assumptions [5]		—	150		—	92
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(99)	—		(67)	—
		(114)	150	36	(70)	92	22
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME (LOSS)[3]				$19			$3

June 30, 2025|41

notes to condensed interim consolidated financial statements	(unaudited)

Six-month periods ended June 30		2025			2024
			Defined			Defined
			benefit			benefit
			obligations			obligations
($ in millions)	Note	Plan assets	accrued [1]	Net	Plan assets	accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(36)		$—	$(40)
Benefits earned for past service		—	—		—	(1)
Employees’ contributions		9	—		9	—
Administrative fees		(2)	—		(2)	—
		7	(36)	$(29)	7	(41)	$(34)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		215	(192)		210	(193)
Interest effect on asset ceiling limit		(29)	—		(21)	—
		186	(192)	(6)	189	(193)	(4)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(35)			(38)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		38	—		(5)	—
Changes in plan financial assumptions [5]		—	100		—	327
Changes in the effect of limiting net defined benefit plan assets to the asset ceiling		(103)	—		(253)	—
		(65)	100	35	(258)	327	69
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				—			31
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		10	—	10	14	—	14
BENEFITS PAID BY PLANS		(234)	234	—	(234)	234	—
PLAN ACCOUNT BALANCES [6]
Change in period		(96)	106	10	(282)	327	45
Balance, beginning of period		8,262	(8,452)	(190)	8,352	(8,489)	(137)
Balance, end of period		$8,166	$(8,346)	$(180)	$8,070	$(8,162)	$(92)
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued [7]	20	$8,157	$(7,896)	$261	$8,061	$(7,740)	$321
Pension plans that have defined benefit obligations accrued in excess of plan assets [8]
Funded		9	(226)	(217)	9	(210)	(201)
Unfunded		—	(224)	(224)	—	(212)	(212)
	27	9	(450)	(441)	9	(422)	(413)
		$8,166	$(8,346)	$(180)	$8,070	$(8,162)	$(92)

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.
2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.
3	Excluding income taxes.
4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.
5	The discount rate used to measure the defined benefit obligations accrued at June 30, 2025, was 4.75% (December 31, 2024 – 4.65%).
6	Effect of asset ceiling limit at June 30, 2025, was $1,359 (December 31, 2024 - $1,227).
7	Presented in the Consolidated statements of financial position as Other long-term assets.
8	Presented in the Consolidated statements of financial position as Other long-term liabilities.

42|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(b)Defined contribution plans – expense

Our total defined contribution pension plan costs included as Employee benefits expense in the Consolidated statements of income and other comprehensive income are as follows:

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Union pension plan contributions	$3	$3	$6	$6
Other defined contribution pension plans	29	29	57	53
	$32	$32	$63	$59

16	restructuring and other costs
(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as further discussed in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or during post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs presented in the Consolidated statements of income and other comprehensive income are as follows:

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Restructuring [1] (b)
Goods and services purchased	$42	$41	$76	$138
Employee benefits expense	87	79	144	199
	129	120	220	337
Other (c)
Goods and services purchased	4	1	10	2
Total
Goods and services purchased	46	42	86	140
Employee benefits expense	87	79	144	199
	$133	$121	$230	$339

1	For the three-month and six-month periods ended June 30, 2025, excludes real estate rationalization-related restructuring net impairments of property, plant and equipment of $1 (2024 – $31) and $4 (2024 – $99), respectively, which are included in depreciation.

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts for restructuring activities. In 2025, restructuring activities included ongoing and incremental efficiency initiatives, some involving employee - related costs and real estate rationalization. These initiatives were intended to enhance our long-term operating productivity and competitiveness.

(c)	Other

We incurred incremental external costs in connection with business acquisitions during the three - month and six - month periods ended June 30, 2025 and 2024. We have included in other costs the non-recurring atypical business integration expenditures associated with these business acquisitions, which qualify as neither restructuring costs nor part of the fair value of the net assets acquired.

June 30, 2025|43

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets							Right-of-use lease assets (Note 19)
			Buildings and	Computer			Assets
		Network	leasehold	hardware		Investment	under		Network
(millions)	Note	assets	improvements	and other	Land	property	construction	Total	assets	Real estate	Other	Total	Total
AT COST
Balance as at January 1, 2025		$37,384	$3,982	$1,871	$88	$46	$505	$43,876	$1,733	$2,549	$122	$4,404	$48,280
Additions		368	33	23	—	—	409	833	384	173	7	564	1,397
Additions arising from business acquisitions	18(b)	—	5	4	—	—	—	9	—	20	—	20	29
Assets under construction put into service		68	27	42	—	—	(137)	—	—	—	—	—	—
Dispositions, retirements and other		(411)	(25)	(28)	—	—	—	(464)	—	(7)	(51)	(58)	(522)
Net foreign exchange differences		(3)	(6)	(10)	—	—	—	(19)	—	(14)	—	(14)	(33)
Balance as at June 30, 2025		$37,406	$4,016	$1,902	$88	$46	$777	$44,235	$2,117	$2,721	$78	$4,916	$49,151
ACCUMULATED DEPRECIATION
Balance as at January 1, 2025		$25,519	$2,467	$1,328	$—	$—	$—	$29,314	$247	$1,329	$53	$1,629	$30,943
Depreciation [1]		767	79	88	—	1	—	935	118	129	11	258	1,193
Dispositions, retirements and other		(403)	(13)	(33)	—	—	—	(449)	—	(13)	(55)	(68)	(517)
Net foreign exchange differences		(2)	(3)	(6)	—	—	—	(11)	—	(12)	—	(12)	(23)
Balance as at June 30, 2025		$25,881	$2,530	$1,377	$—	$1	$—	$29,789	$365	$1,433	$9	$1,807	$31,596
NET BOOK VALUE
Balance as at December 31, 2024		$11,865	$1,515	$543	$88	$46	$505	$14,562	$1,486	$1,220	$69	$2,775	$17,337
Balance as at June 30, 2025		$11,525	$1,486	$525	$88	$45	$777	$14,446	$1,752	$1,288	$69	$3,109	$17,555

1	For the six-month periods ended June 30, 2025, depreciation includes $2 in respect of impairment of real estate right-of-use lease assets.

As at June 30, 2025, our contractual commitments for the property, plant and equipment acquisitions totalled $228 million over a period ending December 31, 2027 (December 31, 2024 – $267 million over a period ending December 31, 2027).

18intangible assets and goodwill

(a)Intangible assets and goodwill, net

							Intangible
							assets with
		Intangible assets subject to amortization					indefinite lives
		Customer
		contracts, related		Access to						Total
		customer		rights-of-way,				Total		intangible
		relationships and		crowdsource	Assets under		Spectrum	intangible		assets and
($ in millions except footnote amounts)	Note	subscriber base	Software	assets and other	construction	Total	licences	assets	Goodwill [1]	goodwill
AT COST
Balance as at January 1, 2025		$5,742	$8,649	$622	$474	$15,487	$13,206	$28,693	$10,923	$39,616
Additions		10	51	4	384	449	—	449	—	449
Additions arising from business acquisitions	(b)	244	101	3	—	348	—	348	439	787
Assets under construction put into service		—	356	—	(356)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	(26)	(218)	(20)	—	(264)	9	(255)	—	(255)
Net foreign exchange differences		(36)	(4)	—	—	(40)	—	(40)	(58)	(98)
Balance as at June 30, 2025		$5,934	$8,935	$609	$502	$15,980	$13,215	$29,195	$11,304	$40,499
ACCUMULATED AMORTIZATION
Balance as at January 1, 2025		$2,043	$5,770	$287	$—	$8,100	$—	$8,100	$364	$8,464
Amortization		235	532	36	—	803	—	803	—	803
Impairment		—	—	—	—	—	—	—	500	500
Dispositions, retirements and other		11	(229)	(18)	—	(236)	—	(236)	—	(236)
Net foreign exchange differences		7	(2)	—	—	5	—	5	—	5
Balance as at June 30, 2025		$2,296	$6,071	$305	$—	$8,672	$—	$8,672	$864	$9,536
NET BOOK VALUE
Balance as at December 31, 2024		$3,699	$2,879	$335	$474	$7,387	$13,206	$20,593	$10,559	$31,152
Balance as at June 30, 2025		$3,638	$2,864	$304	$502	$7,308	$13,215	$20,523	$10,440	$30,963

1	Accumulated amortization of goodwill of $364 million is amortization recorded before 2002 and an impairment recorded in the current year, as set out in footnote 2 following.

44|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

2

As at June 30, 2025, relevant events and circumstances were not consistent with those existing at the time of the December 2024 annual test and were such that it was considered appropriate to test the carrying value of the TELUS digital experience cash-generating unit goodwill. During the six - month period ended June 30, 2025, the TELUS digital experience cash-generating unit’s competitive industry continued to experience prolonged macroeconomic pressures affecting the level and timing of customer demand, with commensurate impacts on our key future growth and operating metric assumptions and estimates; the June 30, 2025, test, using an estimated recoverable amount of approximately $4.5 billion, resulted in a $0.5 billion goodwill impairment. Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure) and used a discount rate of 10.1% (December 31, 2024 – 9.8%), a perpetual growth rate of 2.5% (December 31, 2024 – 3.0%) and cash flow projections through the end of 2029 (December 31, 2024 – 2029). We validated the results of the recoverable amount through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.

The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. Had growth projections declined in the projection period by more than trivial amounts, or if the discount rate increased by more than a trivial amount, the June 30, 2025, estimate of the recoverable amount of the TELUS digital experience cash-generating unit would be less; we believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS digital experience cash-generating unit is based would not cause its carrying value to further exceed its recoverable amount. If the future were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS digital experience cash-generating unit’s goodwill.

As at June 30, 2025, our contractual commitments for intangible asset acquisitions totalled $28 million over a period ending December 31, 2026 (December 31, 2024 – $37 million over a period ending December 31, 2026).

(b)Business acquisitions

Workplace Options

On May 1, 2025, we acquired 100% of Workplace Options, a global organization that delivers employee and family assistance programs and well-being services. The investment was made with a view to growing our employee and family assistance programs business and is consolidated within our TELUS Health segment.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). The amount assigned to goodwill may be deductible for income tax purposes.

Individually immaterial transactions

During the six-month period ended June 30, 2025, we acquired 100% ownership of businesses that were complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the businesses). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

June 30, 2025|45

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are as follows:

		Individually
	Workplace	immaterial
(millions)	Options	transactions [1]	Total
Assets
Current assets
Cash	$4	$—	$4
Accounts receivable [2]	30	8	38
Other	4	—	4
	38	8	46
Non-current assets
Property plant and equipment
Owned assets	9	—	9
Right-of-use lease assets	19	1	20
Intangible assets subject to amortization [3]	319	29	348
Other	1	1	2
	348	31	379
Total identifiable assets acquired	386	39	425
Liabilities
Current liabilities
Accounts payable and accrued liabilities	45	14	59
Income and other taxes payable	1	—	1
Advance billings and customer deposits	23	—	23
Current maturities of long-term debt	96	21	117
	165	35	200
Non-current liabilities
Long-term debt	19	1	20
Deferred income taxes	96	5	101
	115	6	121
Total liabilities assumed	280	41	321
Net identifiable assets acquired	106	(2)	104
Goodwill	362	77	439
Net assets acquired	$468	$75	$543
Acquisition effected by way of:
Cash consideration [3]	$453	$12	$465
Accounts payable and accrued liabilities	—	1	1
Provisions	15	42	57
Re-measured pre-acquisition interest at acquisition-date fair value [4]	—	11	11
Pre-existing relationship effectively settled	—	9	9
	$468	$75	$543

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.
2	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 10-15 years, and other intangible assets are expected to be amortized over a period of 5-15 years.
3	In respect of the Workplace Options acquisition, cash consideration effectively includes proceeds of $280 (US$200) arising from the issuance of preferred shares to a synergistic private equity investor (see Note 26(e)).
4	Re-measurement of previously held interest in associate did not result in the recognition of an acquisition-date gain.

46|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the 2025 fiscal year.

	Three months		Six months
	As		As
Periods ended June 30, 2025 (millions except per share amounts)	reported [1]	Pro forma [2]	reported [1]	Pro forma [2]
Operating revenues and other income	$5,082	$5,104	$10,139	$10,223
Net income (loss)	$(245)	$(257)	$56	$8
Net income (loss) per Common Share
Basic	$—	$—	$0.22	$0.18
Diluted	$—	$—	$0.22	$0.18

1	Operating revenues and net income (loss) for the three-month and six-month periods ended June 30, 2025, include $33 and $(10), respectively, in respect of Workplace Options.
2	Pro forma amounts for the three-month and six-month periods ended June 30, 2025, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)Business acquisitions – prior period

In 2024, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2024, purchase price allocations had not been finalized. During the six-month period ended June 30, 2025, the preliminary acquisition-date fair values for income and other taxes receivable decreased by $15 million and goodwill increased by $15 million, respectively; as required by IFRS Accounting Standards, comparative amounts have been adjusted so as to reflect the increase (decrease) effective the date of acquisition.

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(j); the period interest expense in respect thereof is set out in Note 9. The additions to, depreciation charges for, and carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Income from subleasing right-of-use lease assets
Co-location sublease revenue included in Operating revenues – service	$12	$5	$16	$9
Other sublease revenue included in Other income (Note 7)	$2	$2	$3	$3
Lease payments [1]	$218	$193	$451	$413

1	In the Consolidated statements of cash flows, the principal component of lease payments is included in Cash provided (used) by financing activities (see Note 31(b)) and the interest component of lease payments is included in Interest paid.

June 30, 2025|47

notes to condensed interim consolidated financial statements	(unaudited)

20	other long-term assets

		June 30,	December 31,
As at (millions)	Note	2025	2024
Pension assets	15	$261	$257
Unbilled customer finance receivables	4(a)	608	630
Derivative assets	4(d)	11	113
Deferred income taxes		36	18
Costs incurred to obtain or fulfill contracts with customers		329	301
Investments in real estate joint ventures	21(a)	192	183
Investments in associates	21(b)	198	219
Portfolio investments [1]
At fair value through net income		64	62
At fair value through other comprehensive income		624	594
Prepaid maintenance		31	39
Refundable security deposits and other		159	161
		$2,513	$2,577

1Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are as follows:

	Costs incurred to
	Obtain	Fulfill contracts
	contracts with	with
(millions)	customers	customers	Total
Balance as at April 1, 2025	$629	$69	$698
Additions	121	6	127
Amortization	(106)	(3)	(109)
Balance as at June 30, 2025	$644	$72	$716
Balance as at January 1, 2025	$603	$64	$667
Additions	244	13	257
Amortization	(203)	(5)	(208)
Balance as at June 30, 2025	$644	$72	$716
Current	$369	$18	$387
Non-current	275	54	329
	$644	$72	$716

48|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

21	real estate joint ventures and investments in associates
(a)	Real estate joint ventures

During 2025 and 2024, we partnered, as equals, with arm’s-length parties in real estate redevelopment projects in British Columbia.

Summarized financial information

	June 30,	December 31,
As at (millions)	2025	2024
ASSETS
Current assets
Cash and temporary investments, net	$6	$7
Other	1	1
	7	8
Non-current assets
Investment property under development	376	356
Promissory notes [1]	332	320
	708	676
	$715	$684
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3	$6
Non-current liabilities
Long-term debt – mortgage	21	21
Liabilities	24	27
Owners’ equity
TELUS [2]	346	329
Other partners [1]	345	328
	691	657
	$715	$684

1

Other partners’ equity is gross of $332 (December 31, 2024 – $320) promissory notes issued to the joint ventures by the arm’s-length parties in the real estate redevelopment projects in British Columbia; in the event of dissolution or other wind-up of the partnerships, the other partner’s equity will first be reduced by any amounts of the promissory notes outstanding when determining the equity of the joint ventures.The primary intended method of repayment of the promissory notes is through contribution of in-kind development costs, but may optionally include cash payments.

2

The equity amounts recorded by the real estate joint ventures differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint ventures.

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Revenue [1]	$—	$6	$—	$13
Interest expense	$—	$2	$—	$5
Net income (loss) and comprehensive income (loss) [2]	$—	$(3)	$—	$(7)

1	Substantially all comparative information summarized in this table is in respect of operations that were held for sale by the TELUS Sky real estate joint venture.
2	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

June 30, 2025|49

notes to condensed interim consolidated financial statements	(unaudited)

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

			Loans and
	Equity [1]		receivables [2]
	June 30,
Periods ended (millions)	2025	June 30, 2024
THREE-MONTH
Balance, beginning of period	$189	$96	$94
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(1)	—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	—	—	1
Our real estate contributed	—	38	—
Deferred gains on our remaining interests in our real estate contributed	—	(19)	—
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	—	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	3	—
Balance, end of period	$189	$117	$94

SIX-MONTH
Balance, beginning of period	$178	$50	$94
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	—	(2)	—
Valuation provision reversal	3	—	—
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	—	—	3
Our real estate contributed	17	114	—
Deferred gains on our remaining interests in our real estate contributed	(8)	(51)	—
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	—	—	(3)
Funds we advanced or contributed, excluding construction credit facilities	—	6	—
Funds repaid to us and earnings distributed	(1)	—	—
Balance, end of period	$189	$117	$94

1	We account for our interests in the real estate joint ventures using the equity method of accounting and such interests are included in our Consolidated statements of financial position as Other long-term assets (see Note 20).
2	Loans and receivables are included in our Consolidated statements of financial position as Other long-term assets (see Note 20) and were comprised of advances under construction credit facilities.
3	As the real estate joint ventures are partnerships, no provision is made for income taxes in respect of the partners in determining the real estate joint ventures’ net income and comprehensive income.

50|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(b)Investments in associates

As set out in Note 20, we include our investments in associates in our Consolidated statements of financial position as Other long-term assets. As at June 30, 2025, and December 31, 2024, we held an equity interest in Miovision Technologies Incorporated, a Canadian incorporated entity that is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate when we acquired our initial equity interest. Miovision Technologies Incorporated is developing a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in other individually immaterial associates as at June 30, 2025, totalled $25 million (December 31, 2024 – $44 million).

Miovision Technologies Incorporated
	June 30,	June 30,	December 31,
As at, or for the periods ended, ($ in millions)	2025	2024	2024
Statement of financial position [1]
Current assets	$81		$88
Non-current assets	$409		$408
Current liabilities	$40		$35
Non-current liabilities	$52		$61
Net assets	$398		$400
Statement of income and other comprehensive income [1]
THREE-MONTH
Revenue and other income	$41	$41
Net income (loss)	$(2)	$(8)
Comprehensive income (loss)	$(4)	$(8)
SIX-MONTH
Revenue and other income	$85	$73
Net income (loss)	$(13)	$(18)
Comprehensive income (loss)	$(15)	$(18)
Reconciliation of statement of financial position summary financial information to carrying amounts
Net assets (above)	$398		$400
Our interest	43.4%		43.4%
Our interest in net assets (our carrying amount)	$173		$175

1	As required by IFRS Accounting Standards, this summarized information is not just our share of these amounts.

22	short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving-period securitization agreement ends May 22, 2027, and requires minimum cash advances of $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts.

Short-term borrowings of $0.9 billion (December 31, 2024 – $0.9 billion) are comprised of amounts advanced to us by the arm’s-length securitization trust; all amounts advanced were denominated in U.S. dollars.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

June 30, 2025|51

notes to condensed interim consolidated financial statements	(unaudited)

23	accounts payable and accrued liabilities

	June 30,	December 31,
As at (millions)	2025	2024
Trade accounts payable [1]
Supply chain financing – arm’s-length third-party has paid supplier	$23	$84
Supply chain financing – eligible payable [2]	17	2
Amounts that are a part of supply chain financing	40	86
Amounts that are not a part of supply chain financing	873	1,040
	913	1,126
Accrued liabilities	1,402	1,385
Payroll and other employee-related liabilities	592	710
Interest payable	297	262
Indirect taxes payable and other	179	147
	$3,383	$3,630

1	The composition of trade accounts payable fluctuates due to various factors, including suppliers’ invoice timing, our data processing cycle timing and the seasonal nature of certain business activities, as well as whether the statement of financial position date falls on a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.
2	Amounts eligible for suppliers to choose to be paid in advance of industry-standard payment terms.

In 2023, we introduced a supply chain financing program that allows suppliers with qualifying trade accounts payable to opt for early payment from an arm’s-length third party, in advance of industry-standard payment terms; in turn, we reimburse the arm’s-length third party for those payments when the trade accounts payable would originally have been due.

The weighted average due dates for trade accounts payable are largely similar, both within and outside the supply chain financing program, and generally payment is due within one quarter.

24	advance billings and customer deposits

	June 30,	December 31,
As at (millions)	2025	2024
Advance billings	$872	$820
Deferred customer activation and connection fees	4	3
Customer deposits	14	15
Contract liabilities	890	838
Other	131	201
	$1,021	$1,039

52|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Contract liabilities represent our future performance obligations to customers for services and/or equipment for which we have already received consideration or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are as follows:

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Balance, beginning of period	$1,135	$1,023	$1,102	$974
Revenue deferred in previous period and recognized in current period	(636)	(647)	(631)	(631)
Net additions arising from operations	654	674	682	691
Additions arising from business acquisitions	23	(1)	23	15
Balance, end of period	$1,176	$1,049	$1,176	$1,049
Current			$1,026	$942
Non-current (Note 27)
Deferred revenues			147	103
Deferred customer activation and connection fees			3	4
			$1,176	$1,049
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities			$1,026	$942
Reclassification to contract assets of contracts with contract liabilities less than contract assets (Note 6(c))			(119)	(127)
Reclassification from contract assets of contracts with contract assets less than contract liabilities (Note 6(c))			(17)	(15)
			$890	$800

25	provisions

				Written put
		Asset		options and
		retirement	Employee-	contingent
(millions)	Note	obligations [1]	related [2]	consideration [3]	Other [2]	Total
Balance as at April 1, 2025		$373	$84	$220	$192	$869
Additions		—	83	7	42	132
Reversals		—	1	(2)	(6)	(7)
Uses		(3)	(84)	—	(38)	(125)
Interest effects [4]	9	4	—	3	—	7
Effects of foreign exchange, net [4]		—	(2)	(9)	(1)	(12)
Balance as at June 30, 2025		$374	$82	$219	$189	$864
Balance as at January 1, 2025		$378	$133	$210	$201	$922
Additions		—	145	27	62	234
Reversals		(8)	(1)	(15)	(6)	(30)
Uses		(4)	(193)	—	(67)	(264)
Interest effects [4]	9	8	—	6	—	14
Effects of foreign exchange, net [4]		—	(2)	(9)	(1)	(12)
Balance as at June 30, 2025		$374	$82	$219	$189	$864
Current		$15	$78	$82	$69	$244
Non-current		359	4	137	120	620
Balance as at June 30, 2025		$374	$82	$219	$189	$864

1	Additions and reversals for Asset retirement obligations are included in the Consolidated statements of financial position as Property, plant and equipment, net. Uses, to the extent that such items include a flow of cash, are included net in Cash used by investing activities in the Consolidated statements of cash flows (see Note 31(a)).

June 30, 2025|53

notes to condensed interim consolidated financial statements	(unaudited)

2	Additions and reversals for Employee-related and Other are generally included in the Consolidated statements of income and other comprehensive income as Employee benefits expense and Goods and services purchased, respectively. Uses, to the extent that such items include a flow of cash, are generally included net in Cash provided by operating activities in the Consolidated statements of cash flows.
3	Additions and reversals for Written put options and contingent consideration are included in the Consolidated statements of financial position as Goodwill, net, and in the Consolidated statements of income and other comprehensive income as Other income, respectively. Uses, to the extent that such items include a flow of cash, are included in Cash used by investing activities in the Consolidated statements of cash flows.
4	Interest effects, excepting those arising from provision remeasurement due to change in discount rates are included in the Consolidated statements of income and other comprehensive income as Financing costs.

Asset retirement obligations

We establish provisions for liabilities associated with the retirement of property, plant and equipment when these obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the retirement dates of these assets.

Employee-related

Our employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non - controlling interests. Some of these provisions are determined based on the net present value of estimated future earnings, requiring us to make key economic assumptions about the future. We have also established provisions for contingent consideration. We do not expect cash outflows in respect of the written put options to occur before their initial exercisability, nor do we expect cash outflows in respect of contingent consideration to occur before completion of the related earning periods; in some instances, we may settle the provision for written put options using equity instruments.

Other

The provisions for other include: legal claims; real estate rationalization and other non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Except as noted below, we expect the cash outflows associated with the balance accrued as at the financial statement date to occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. We establish provisions for legal claims when warranted, considering legal assessments, current information, and the expected availability of recourse. We cannot reasonably determine the timing of cash outflows associated with legal claims.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

54|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

26	long-term debt

(a)Details of long-term debt

		June 30,	December 31,
As at (millions)	Note	2025	2024
Senior unsecured
TELUS Corporation senior notes	(b)	$21,045	$22,077
TELUS Corporation commercial paper	(c)	991	1,404
Other	(e)	273	—
TELUS Communications Inc. debentures		200	200
Junior unsecured
TELUS Corporation junior subordinated notes	(f)	4,414	—
Secured
TELUS International (Cda) Inc. credit facility	(g)	1,610	1,703
Other	(h)	568	588
		29,101	25,972
Lease liabilities	(i)	3,093	2,882
Long-term debt		$32,194	$28,854
Current		$4,465	$3,246
Non-current		27,729	25,608
Long-term debt		$32,194	$28,854

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations, ranking equally with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The notes’ indentures contain covenants that, among other things, limit our ability, and that of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. Upon a change in control triggering event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the repurchase date.

June 30, 2025|55

notes to condensed interim consolidated financial statements	(unaudited)

The notes issued before September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice before their respective maturity dates; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes issued before September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of their principal amounts; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

														Redemption present
								Principal face amount						value spread
											Outstanding
						Effective		Originally			at financial			Basis	Cessation
TELUS Corporation senior note series	Issued	Maturity	Issue price			interest rate [1]		issued			statement date			points [2]	date
3.75% Notes, Series CQ	September 2014	January 2025		$997.75		3.78%			$800	million	$	NIL		38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026		$992.14		3.84%			$600	million		$600	million	53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026		$998.73		2.77%			$800	million		$800	million	33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$	991.89		2.89%		US$	600	million	US$	600	million	20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$	998.95		3.71%		US$	500	million	US$	500	million	20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028		$997.25		2.39%			$600	million		$600	million	48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028		$989.49		3.75%			$600	million		$600	million	37	Dec. 1, 2027
4.80% Notes, Series CAO	February 2024	December 2028		$998.95		4.83%			$700	million		$700	million	28	Nov. 15, 2028
3.30% Notes, Series CY	April 2019	May 2029		$991.75		3.40%			$1.0	billion		$1.0	billion	43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029		$995.69		5.07%			$350	million		$350	million	46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030		$996.49		3.19%			$600	million		$600	million	39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030		$998.85		5.62%			$500	million		$500	million	46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030		$997.93		2.07%			$500	million		$500	million	38	July 7, 2030
4.95% Notes, Series CAP	February 2024	February 2031		$997.07		5.00%			$600	million		$600	million	34.5	Dec. 18, 2030
4.65% Notes, Series CAQ	August 2024	August 2031		$999.11		4.66%			$700	million		$700	million	38.5	June 13, 2031
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031		$997.52		2.88	% [4]		$750	million		$750	million	34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [3]	February 2022	May 2032	US$	997.13		3.43	% [4]	US$	900	million	US$	900	million	25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032		$996.73		5.29	% [4]		$1.1	billion		$1.1	billion	51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033		$998.28		4.97	% [4]		$500	million		$500	million	54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033		$997.82		5.78	% [4]		$850	million		$850	million	52	June 8, 2033
5.10% Sustainability-Linked Notes, Series CAN	February 2024	February 2034		$996.44		5.15	% [4]		$500	million		$500	million	38.5	Nov. 15, 2033
4.40% Notes, Series CL	April 2013	April 2043		$997.68		4.41%			$600	million		$600	million	47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043		$995.00		5.18%			$400	million		$400	million	50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044		$987.91	[5]	4.93	% [5]		$500	million [5]		$900	million [5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045		$992.91		4.80%			$400	million		$400	million	51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046		$999.72		4.40%			$500	million		$500	million [6]	60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [7]	March 2048		$998.06	[7]	4.71	% [7]		$325	million [7]		$475	million [7]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048	US$	987.60		4.68%		US$	750	million	US$	750	million [6]	25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049	US$	990.48		4.36%		US$	500	million	US$	500	million [6]	25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [8]	February 2050		$997.54	[8]	3.97	% [8]		$400	million [8]		$800	million [6,8]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051		$994.70		4.13%			$500	million		$500	million [6]	53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052		$996.13		5.68%			$550	million		$550	million	61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053		$992.67		6.00%			$400	million		$400	million	61.5	Mar. 8, 2053

1	The effective interest rate represents the yield the notes would provide to an initial debt holder if held to maturity and, in respect of sustainability-linked notes, no trigger events or MFN step-ups occur.
2	For Canadian dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the cessation date, or (ii) 100% of the principal amount thereof.

56|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

3	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

		Canadian dollar
	Interest rate	equivalent	Exchange
TELUS Corporation senior note series	fixed at	principal	rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1.1 billion	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

As set out in footnote 6 following, subsequent to June 30, 2025, in connection with a tender offer, we terminated US$189 million and US$129 million of foreign exchange derivatives (cross currency interest rate swap agreements) for the 4.60% U.S. Dollar Notes and the 4.30% U.S. Dollar Notes, respectively, resulting in $728 million and $499 million, respectively, of Canadian dollar equivalent principal remaining outstanding.

4	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ending December 31, 2030, the sustainability-linked notes will incur increased interest rates from the trigger date through to their individual maturities. The interest rate on certain sustainability-linked notes may also increase (MFN step-up) if we fail to meet additional sustainability and/or environmental, social or governance targets specified in a sustainability-linked bond; the interest rate on these notes, however, in no event can exceed the initial rate by more than the combined MFN step-up and trigger event limit, regardless of whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any sustainability-linked notes without having obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the redemption date, any interest accrued will be determined using the following rates:

	Sustainability performance
	target verification
	assurance certificate
			Post-		Redemption
			trigger	Aggregate	interest
			event	MFN step-up	accrual rate
	Fiscal	Trigger	interest	and trigger	if certificate
TELUS Corporation senior note series	year	date	rate	event limit	not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAK	2030	Apr. 30, 2031	6.35%	1.20%	6.35%
5.10% Sustainability-Linked Notes, Series CAN	2030	Feb. 15, 2031	5.60%	1.00%	5.60%

5	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.
6	Subsequent to June 30, 2025, we acquired TELUS Corporation senior notes, with a principal face amount of $1,815 million (U.S. dollar-denominated notes translated at settlement date foreign exchange rates), pursuant to our tender offers announced on June 20, 2025, as set out in the following table.

Principal face
TELUS Corporation senior note series	Maturity	amount acquired
4.40% Notes, Series CU	January 2046	$267 million
4.60% U.S. Dollar Notes	November 2048	US$189 million
4.30% U.S. Dollar Notes	June 2049	US$129 million
3.95% Notes, Series CAB	February 2050	$695 million
4.10% Notes, Series CAE	April 2051	$422 million

June 30, 2025|57

notes to condensed interim consolidated financial statements	(unaudited)

The gain on repurchasing these notes, net of a $17 million loss on the corresponding foreign exchange derivatives (cross currency interest rate swap agreements) terminated, was $222 million, excluding income taxes; such amount will be included in financing costs in the three-month and nine-month periods ended September 30, 2025.

7	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.
8	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.
(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, backstopped by our $2.75 billion revolving syndicated credit facility (see (d)), which is used for general corporate purposes, including capital expenditures and investments. Subject to conditions related to debt ratings, this program allows us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum). We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. Although commercial paper debt matures within one year, we classify it as a current portion of long-term debt as these amounts are supported by the revolving credit facility and we expect that they will continue to be supported by the revolving credit facility, which has no repayment requirements within the next year. As at June 30, 2025, we had $1.0 billion (December 31, 2024 - $1.4 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$0.7 billion; December 31, 2024 - US$1.0 billion), with an effective average interest rate of 4.9%, maturing through November 2025.

(d)	TELUS Corporation credit facilities

As at June 30, 2025, TELUS Corporation had a $2.75 billion unsecured revolving syndicated bank credit facility, expiring on July 14, 2028 (unchanged from December 31, 2024), with a syndicate of financial institutions, which is used for general corporate purposes, including the backstopping of commercial paper.

During the three-month period ended June 30, 2025, TELUS Corporation had an unsecured non-revolving $600 million (or US$ equivalent) bank credit facility with a financial institution which was to be used for general corporate purposes. We had drawn $574 million (US$415 million) on the credit facility during the three - month period ended June 30, 2025, all of which had been repaid in the same period; in accordance with its non - revolving nature, the credit facility was subsequently terminated in June 2025.

The TELUS Corporation credit facilities incur interest at prime rate, U.S. Dollar Base Rate, Canadian Overnight Repo Rate Average (CORRA) or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities include customary representations, warranties and covenants, including two financial quarter-end ratio tests: our leverage ratio must not exceed 4.25:1.00; and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

TELUS Corporation’s continued access to these credit facilities does not depend upon TELUS Corporation maintaining a specific credit rating.

	June 30,	December 31,
As at (millions)	2025	2024
Net available	$1,759	$1,346
Backstop of commercial paper	991	1,404
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

As at June 30, 2025, we had $67 million of letters of credit outstanding (December 31, 2024 – $62 million), issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility.

58|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(e)Other (unsecured)

As at June 30, 2025, a wholly-owned subsidiary within the TELUS health segment had issued preferred shares to a private equity investor, in connection with the acquisition of Workplace Options, as set out in Note 18(b), and IFRS Accounting Standards required that these financial instruments be accounted for as financial liabilities. The preferred shares are unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

As at June 30, 2025, $273 million (December 31, 2024 – $NIL) of preferred shares had been issued, all of which were denominated in U.S. dollars (US$200 million; December 31, 2024 – US$NIL), with a cumulative quarterly dividend (accounted for as interest) payable in cash, or, at our quarterly option, through dividend reinvestment in the same series of preferred shares.

The preferred shares are redeemable, in whole but not in part, at our option and, after May 13, 2030, also at the holder’s option. Change in control events, as defined in the preferred investment agreement, may also require redemption of the preferred shares. The redemption price is generally equal to a multiple on invested capital. Any accrued and un-reinvested interest would be included in determining the redemption amount.

(f)TELUS Corporation junior subordinated notes

The notes are direct unsecured obligations and are subordinated to all existing and future senior indebtedness and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios, only one-half of the principal is included as debt in the initial post - issuance decade.

Interest is payable semi-annually and has a fixed rate reset at the interest payment date coinciding with the cessation of the no-call period and every five years thereafter. Upon a rating event, as defined in the supplemental trust indenture, we must offer to repurchase the notes at a price equal to 102% of their principal amount plus accrued and unpaid interest to the repurchase date.

After the initial no-call period, the notes are redeemable at our option in whole or at any time in part from time to time, on not fewer than 10 days’ and not more than 60 days’ prior notice on any interest payment date (prior to elapsing of the initial no-call periods, the notes are redeemable on not fewer than 10 days’ and not more than 90 days’ prior notice to, and for, each note’s unique first rate reset date) at redemption prices equal to 100% of their principal amounts. Accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

									Principal face amount
											Outstanding
							Initial effective		Originally		at financial		No-call period	Rate reset
TELUS Corporation junior subordinated note series	Issued		Maturity	Issue price			interest rate [1]		issued		statement date		cessation date	minimum [2]
6.25% Fixed-to-Fixed Rate, Series CAR	Multiple	[3]	July 2055		$1,006.41	[3]	6.09%	[3]	$1.1 billion	[3]	$1.5 billion	[3]	July 21, 2030	6.25%
6.75% Fixed-to-Fixed Rate, Series CAS	Multiple	[4]	July 2055		$1,020.45	[4]	6.46%	[4]	$500 million	[4]	$925 million	[4]	July 21, 2035	6.75%
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series A [5]	June 2025		Oct. 2055	US$	1,000.00		6.625%		US$700 million		US$700 million		Oct. 15, 2030	6.625%
U.S. Dollar 7.00% Fixed-to-Fixed Rate, Series B [5]	June 2025		Oct. 2055	US$	1,000.00		7.00%		US$800 million		US$800 million		Oct. 15, 2035	7.00%

1	The effective interest rate represents the minimum yield the notes would provide to an initial debt holder if held to maturity.
2	For the Series CAR and Series CAS notes, the rate reset is based upon a spread to the Five Year Government of Canada Bond Yield at the rate reset date, but is subject to a rate reset minimum. For the U.S. Dollar 6.625% Fixed-to-Fixed, Series A and U.S. Dollar 7.00% Fixed-to-Fixed, Series B notes, the rate reset is based upon a spread to Five-Year U.S. Treasury Rate at the rate reset date, but is subject to a reset minimum.
3	$1.1 billion of 6.25% Fixed-to-Fixed Rate, Series CAR notes were issued in April 2025 at an issue price of $999.65 and an initial effective interest rate of 6.25%. This series of notes was reopened in June 2025 and a further $375 million of notes were issued at an issue price of $1,026.25 and an initial effective interest rate of 5.61%.

June 30, 2025|59

notes to condensed interim consolidated financial statements	(unaudited)

4	$500 million of 6.75% Fixed-to-Fixed Rate, Series CAS notes were issued in April 2025 at an issue price of $999.59 and an initial effective interest rate of 6.75%. This series of notes was reopened in June 2025 and a further $425 million of notes were issued at an issue price of $1,045.00 and an initial effective interest rate of 6.13%
5	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that, during the first no-call periods, effectively convert the principal payments and interest obligations to Canadian dollar obligations as follows:

	First no-call	Canadian dollar
	period interest	equivalent	Exchange
TELUS Corporation junior subordinated note series	rate fixed at	principal	rate
U.S. Dollar 6.625% Fixed-to-Fixed Rate, Series A	5.79%	$962 million	$1.3743
U.S. Dollar 7.00% Fixed-to-Fixed Rate, Series B	6.42%	$1.1 billion	$1.3743

(g)	TELUS International (Cda) Inc. credit facility

As at June 30, 2025, and December 31, 2024, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The facility is comprised of US$800 million in revolving components and US$1.2 billion in amortizing term loan components, with TELUS Corporation as approximately 7.2% lender in both components. The facility is non - recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 6.7% as at June 30, 2025.

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility includes customary representations, warranties and covenants, with two financial quarter-end ratio tests: the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed 3.75:1.00 through fiscal 2025 and 3.25:1.00 thereafter; and the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to amortization schedules which require that a minimum of 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

	Revolving		Term loan
As at (millions)	components		components [1]		Total
June 30, 2025
Available	US$	545	US$	—	US$	545
Outstanding
Due to other		237		952		1,189
Due to TELUS Corporation		18		73		91
	US$	800	US$	1,025	US$	1,825
December 31, 2024
Available	US$	611	US$	—	US$	611
Outstanding
Due to other		175		1,017		1,192
Due to TELUS Corporation		14		78		92
	US$	800	US$	1,095	US$	1,895

1	Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$398 of principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed exchange rate of US$1.088:€1.00 on the principal amount; the initial notional amount of these foreign exchange derivatives was US$448. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).

(h)Other (secured)

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

60|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(i)Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.8% as at June 30, 2025.

(j)	Long-term debt maturities

Anticipated requirements for long-term debt repayments, calculated for long-term debt owed as at June 30, 2025, are as follows:

									Other
Composite long-term debt denominated in	Canadian dollars			U.S. dollars					currencies
	Long-term			Long-term		Currency swap agreement
	debt,			debt,		amounts to be exchanged
	excluding	Leases		excluding	Leases				Leases
Years ending December 31 (millions)	leases	(Note 19)	Total	leases	(Note 19)	(Receive) [1]	Pay	Total	(Note 19)	Total
2025 (remainder of year)	$1,604	$311	$1,915	$1,463	$19	$(1,493)	$1,556	$1,545	$31	$3,491
2026	1,450	550	2,000	76	35	(60)	57	108	55	2,163
2027	52	473	525	1,577	30	(1,532)	1,493	1,568	43	2,136
2028	1,956	303	2,259	1,430	25	(466)	503	1,492	34	3,785
2029	1,408	207	1,615	—	30	—	—	30	27	1,672
2030-2034	6,902	364	7,266	1,456	51	(2,183)	2,110	1,434	58	8,758
Thereafter	6,558	411	6,969	3,318	—	(2,363)	2,326	3,281	8	10,258
Future cash outflows in respect of composite long-term debt principal repayments	19,930	2,619	22,549	9,320	190	(8,097)	8,045	9,458	256	32,263
Future cash outflows in respect of associated interest and like carrying costs [2]	11,946	607	12,553	6,438	88	(2,900)	2,715	6,341	79	18,973
Undiscounted contractual maturities (Note 4(b))	$31,876	$3,226	$35,102	$15,758	$278	$(10,997)	$10,760	$15,799	$335	$51,236

1	Where applicable, cash flows reflect foreign exchange rates as at June 30, 2025. The maturities and gross cash flows for the TELUS Corporation junior subordinated notes reflect the initial fixed rate reset date
2	Future cash outflows in respect of associated interest and like carrying costs for sustainability-linked notes, commercial paper, amounts drawn under our credit facilities (if any), other (unsecured) and junior subordinated notes have been calculated based upon the rates in effect as at June 30, 2025.

27	other long-term liabilities

		June 30,	December 31,
As at (millions)	Note	2025	2024
Contract liabilities	24	$147	$112
Other		2	2
Deferred revenues		149	114
Pension benefit liabilities	15	441	447
Other post-employment benefit liabilities		92	86
Derivative liabilities	4(d)	196	118
Deferred capital expenditure government grants		66	49
Investment in real estate joint venture	21(a)	—	4
Other		48	48
		992	866
Deferred customer activation and connection fees	24	3	3
		$995	$869

June 30, 2025|61

notes to condensed interim consolidated financial statements	(unaudited)

28	owners’ equity
(a)	TELUS Corporation Common Share capital - general

Our authorized share capital is as follows:

	June 30,		December 31,
As at	2025		2024
First Preferred Shares	1	billion	1	billion
Second Preferred Shares	1	billion	1	billion
Common Shares	4	billion	4	billion

Only holders of Common Shares may vote at our general meetings, with each holder entitled to one vote per Common Share held, provided that no less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at June 30, 2025, we had reserved for issuance from Treasury: approximately 66 million Common Shares under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 46 million Common Shares under a restricted share unit plan (see Note 14(b)); and approximately 12 million Common Shares under a share option plan (see Note 14(d)).

(b)Subsidiaries with significant non-controlling interests

TELUS International (Cda) Inc.

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations, with its principal places of business located in Asia, Central America, Europe and North America.

The following table presents changes in our economic and voting interests during the six-month periods ended June 30, 2025 and 2024, as reflected in the Consolidated statements of changes in owners’ equity.

	Economic interest [1]		Voting interest [1]
	2025	2024	2025	2024
Interest in TELUS International (Cda) Inc., beginning of period	57.6%	56.0%	87.0%	85.4%
Effect of
Share-based compensation and other	(0.6)	(0.2)	(0.1)	—
Non-controlling interests conversion of multiple voting shares to subordinate voting shares	—	—	—	1.3
Interest in TELUS International (Cda) Inc., end of period	57.0%	55.8%	86.9%	86.7%

1	Our economic and voting interests differ due to the voting rights associated with the multiple voting shares held by TELUS Corporation.

62|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Summarized financial information

Summarized financial information for our TELUS International (Cda) Inc. subsidiary is set out in the accompanying table.

	June 30,	June 30,	December 31,
As at, or for the periods ended, (millions) [1]	2025	2024	2024
Statement of financial position [1]
Current assets	$1,574		$1,437
Non-current assets	$5,021		$5,493
Current liabilities	$1,763		$1,477
Non-current liabilities	$2,520		$2,639
Statement of income and other comprehensive income
THREE-MONTH
Revenue and other income	$966	$936
Net income (loss)	$(376)	$(5)
Comprehensive income (loss)	$(504)	$19
SIX-MONTH
Revenue and other income	$1,928	$1,860
Net income (loss)	$(411)	$33
Comprehensive income (loss)	$(516)	$102
Statement of cash flows
THREE-MONTH
Cash provided by operating activities	$43	$125
Cash used by investing activities	$(43)	$(38)
Cash used by financing activities	$8	$(88)
SIX-MONTH
Cash provided by operating activities	$102	$250
Cash used by investing activities	$(82)	$(72)
Cash provided (used) by financing activities	$(68)	$(143)

1	As required by IFRS Accounting Standards, this summarized financial information excludes inter-company eliminations.

On June 12, 2025, TELUS Corporation announced that it has submitted a non-binding indication of interest to the board of directors of TELUS International (Cda) Inc. in respect of a proposed transaction pursuant to which TELUS Corporation would acquire all of the issued and outstanding subordinate voting shares and multiple voting shares of TELUS International (Cda) Inc.not already owned by TELUS Corporation for a price per share of US$3.40 to be paid in cash, Common Shares, or a combination of both.

Subsequent to receiving the proposal, the TELUS International (Cda) Inc. board of directors formed a special committee to review, evaluate and consider the proposal and any relevant alternatives. In addition, the special committee has engaged independent legal, financial and valuation advisors.

Terrion

On August 1, 2025, we announced that La Caisse would acquire a 49.9% interest in Terrion, our dedicated wireless tower infrastructure subsidiary for approximately $1.2 billion. The transaction is subject to regulatory approvals and other customary closing conditions, which are expected to be received in the second half of this year.

June 30, 2025|63

notes to condensed interim consolidated financial statements	(unaudited)

29	contingent liabilities

Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the following items.

Certified class actions

Certified class actions against us include the following:

System access fee class action

In 2004, a class action was brought in Saskatchewan against a number of past and present wireless service providers, including us, which alleged breach of contract, misrepresentation, unjust enrichment and violation of competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees. In September 2007, a national opt-in class was certified by the Saskatchewan Court of Queen’s Bench in relation to the unjust enrichment claim only. In February 2008, the Saskatchewan Court of Queen’s Bench granted an order amending the certification order so as to exclude from the class of plaintiffs any customer bound by an arbitration clause with us. After a long period of dormancy, the Plaintiff sought, in 2024, to advance the class action. The defendants have applied to dismiss the class action for want of prosecution.

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022. The trial has been set to start on January 19, 2026.

64|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions. Court approval of the settlement of both class actions has been granted in 2025, and the notice of settlement approval and claims procedures have been disseminated.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

June 30, 2025|65

notes to condensed interim consolidated financial statements	(unaudited)

30	related party transactions
(a)	Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities.

Total compensation expense for key management personnel and its composition, included in the Consolidated statements of income and other comprehensive income as Employee benefits expense, is as follows:

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
Short-term benefits	$4	$5	$8	$9
Post-employment pension [1] and other benefits	2	2	4	4
Share-based compensation [2]	19	14	32	20
	$25	$21	$44	$33

1	The members of our Executive Team are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense in respect of restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made awards of share-based compensation in 2025 and 2024 to our key management personnel, as set out in the following table. As most of these awards are cliff-vesting or graded-vesting with multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2025 and 2024 initial awards is included in the amounts in the table above.

Six-month periods ended June 30	Number of	Notional	Grant-date
($ in millions)	units	value [1]	fair value [1]
2025
TELUS Corporation
Restricted share units	1,601,848	$35	$43
TELUS International (Cda) Inc.
Restricted share units	1,229,346	5	5
		$40	$48
2024
TELUS Corporation
Restricted share units	1,465,459	$35	$41
TELUS International (Cda) Inc.
Restricted share units	915,896	11	11
		$46	$52

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units are settled when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan. As at June 30, 2025, and December 31, 2024, no share-based compensation awards accounted for as liabilities were outstanding.

66|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

Executive Team employment agreements typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month and six-month periods ended June 30, 2025, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $3 million (2024 – $2 million) and $6 million (2024 – $5 million), respectively, and are included net in the Consolidated statements of income and other comprehensive income as Goods and services purchased.

(c)	Transactions with real estate joint ventures and associate

During the three-month and six-month periods ended June 30, 2025 and 2024, we had recurring and non-recurring transactions with the real estate joint ventures, which are related parties, as set out in Note 21.

June 30, 2025|67

notes to condensed interim consolidated financial statements	(unaudited)

31	additional statement of cash flow information

(a)Statements of cash flows – operating activities and investing activities

	Three months		Six months
Periods ended June 30 (millions)	2025	2024	2025	2024
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Current
Accounts receivable	$34	$(72)	$225	$108
Inventories	81	9	144	(46)
Contract assets	16	12	12	23
Costs incurred to obtain or fulfill contracts with customers (Note 20)	(4)	(16)	(21)	(23)
Prepaid maintenance and other	(65)	(40)	(171)	(168)
Unrealized change in held for trading derivatives (Note 4(d))	(1)	10	(3)	22
Accounts payable and accrued liabilities	(70)	192	(319)	(33)
Income and other taxes receivable and payable, net	(28)	38	(81)	81
Advance billings and customer deposits (Note 24)	(29)	25	(41)	38
Provisions (Note 25)	(5)	(46)	1	(91)
	(71)	112	(254)	(89)

Non-current
Contract assets	31	9	52	24
Unbilled customer finance receivables	20	115	22	67
Unrealized change in held for trading derivatives (Note 4(d))	—	32	—	89
Costs incurred to obtain or fulfill contracts with customers (Note 20)	(14)	(18)	(28)	(34)
Prepaid maintenance	3	2	8	3
Refundable security deposits and other	(5)	(6)	(5)	(1)
Provisions (Note 25)	(26)	(36)	(110)	(43)
Contract liabilities (Note 24, 27)	25	7	35	19
Other post-employment benefit liabilities	1	6	6	4
Other long-term liabilities	5	(4)	—	(2)
	40	107	(20)	126
	$(31)	$219	$(274)	$37

INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment (Note 17)	$(796)	$(690)	$(1,397)	$(1,326)
Intangible assets subject to amortization (Note 18)	(248)	(299)	(449)	(534)
	(1,044)	(989)	(1,846)	(1,860)
Additions arising from leases (Note 17)	349	261	564	407
Additions arising from non-monetary transactions	17	37	17	37
Capital expenditures (Note 5)	(678)	(691)	(1,265)	(1,416)
Other non-cash items included above
Change in associated non-cash investing working capital	80	25	13	(62)
	$(598)	$(666)	$(1,252)	$(1,478)

68|June 30, 2025

notes to condensed interim consolidated financial statements	(unaudited)

(b)Changes in liabilities arising from financing activities

	Three-month period ended June 30, 2024						Three-month period ended June 30, 2025
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
				Foreign						Foreign
			Redemptions,	exchange					Redemptions,	exchange
	Beginning of	Issued or	repayments or	movement			Beginning of	Issued or	repayments or	movement
(millions)	period	received	payments	(Note 4(e))	Other	End of period	period	received	payments	(Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$554	$—	$(554)	$—	$577	$577	$610	$—	$(610)	$—	$634	$634
Dividends reinvested in shares from Treasury	—	—	123	—	(123)	—	—	—	205	—	(205)	—
	$554	$—	$(431)	$—	$454	$577	$610	$—	$(405)	$—	$429	$634
Short-term borrowings	$104	$1,040	$(100)	$—	$—	$1,044	$1,325	$—	$(330)	$(73)	$—	$922
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	—	—	—	—	—	—	(6)	—	(60)	67	—	1
	$104	$1,040	$(100)	$—	$—	$1,044	$1,319	$—	$(390)	$(6)	$—	$923

Long-term debt
TELUS Corporation senior notes	$22,194	$—	$(1,100)	$45	$6	$21,145	$21,277	$—	$—	$(238)	$6	$21,045
TELUS Corporation commercial paper	1,172	1,165	(588)	11	—	1,760	2,116	662	(1,690)	(97)	—	991
TELUS Corporation credit facilities	1,144	—	(1,144)	—	—	—	—	770	(764)	(6)	—	—
Other (unsecured)	—	—	—	—	—	—	—	280	—	(7)	—	273
TELUS Communications Inc. debentures	200	—	—	—	—	200	200	—	—	—	—	200
TELUS Corporation junior subordinated notes	—	—	—	—	—	—	—	4,451	—	(5)	(32)	4,414
TELUS International (Cda) Inc. credit facility	1,791	57	(121)	18	—	1,745	1,649	306	(256)	(91)	2	1,610
Other (secured)	282	—	(1)	—	332	613	580	—	(129)	—	117	568
Lease liabilities	2,583	—	(154)	2	257	2,688	2,902	—	(176)	7	360	3,093
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	7	607	(600)	(60)	39	(7)	(65)	1,709	(1,742)	382	(65)	219
	29,373	1,829	(3,708)	16	634	28,144	28,659	8,178	(4,757)	(55)	388	32,413
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(607)	607	—	—	—	—	(1,709)	1,709	—	—	—
	$29,373	$1,222	$(3,101)	$16	$634	$28,144	$28,659	$6,469	$(3,048)	$(55)	$388	$32,413

June 30, 2025|69

notes to condensed interim consolidated financial statements	(unaudited)

	Six-month period ended June 30, 2024						Six-month period ended June 30, 2025
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
				Foreign						Foreign
			Redemptions,	exchange					Redemptions,	exchange
	Beginning of	Issued or	repayments or	movement			Beginning of	Issued or	repayments or	movement
(millions)	period	received	payments	(Note 4(e))	Other	End of period	period	received	payments	(Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$550	$—	$(1,104)	$—	$1,131	$577	$605	$—	$(1,215)	$—	$1,244	$634
Dividends reinvested in shares from Treasury	—	—	314	—	(314)	—	—	—	408	—	(408)	—
	$550	$—	$(790)	$—	$817	$577	$605	$—	$(807)	$—	$836	$634
Short-term borrowings	$104	$1,040	$(100)	$—	$—	$1,044	$922	$392	$(330)	$(62)	$—	$922
Net-settled derivatives used to manage currency risk arising from U.S. dollar-denominated short-term borrowings – liability (asset)	—	—	—	—	—	—	2	7	(60)	52	—	1
	$104	$1,040	$(100)	$—	$—	$1,044	$924	$399	$(390)	$(10)	$—	$923

Long-term debt
TELUS Corporation senior notes	$20,301	$1,800	$(1,100)	$150	$(6)	$21,145	$22,077	$—	$(800)	$(242)	$10	$21,045
TELUS Corporation commercial paper	1,021	1,876	(1,172)	35	—	1,760	1,404	2,124	(2,440)	(97)	—	991
TELUS Corporation credit facilities	1,144	—	(1,144)	—	—	—	—	770	(764)	(6)	—	—
Other (unsecured)	—	—	—	—	—	—	—	280	—	(7)	—	273
TELUS Communications Inc. debentures	200	—	—	—	—	200	200	—	—	—	—	200
TELUS Corporation junior subordinated notes	—	—	—	—	—	—	—	4,451	—	(5)	(32)	4,414
TELUS International (Cda) Inc. credit facility	1,781	113	(211)	63	(1)	1,745	1,703	507	(509)	(93)	2	1,610
Other (secured)	288	—	(7)	—	332	613	588	—	(137)	—	117	568
Lease liabilities	2,614	—	(332)	8	398	2,688	2,882	—	(369)	19	561	3,093
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	13	1,210	(1,195)	(203)	168	(7)	(68)	2,479	(2,498)	410	(104)	219
	27,362	4,999	(5,161)	53	891	28,144	28,786	10,611	(7,517)	(21)	554	32,413
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long - term debt	—	(1,210)	1,210	—	—	—	—	(2,479)	2,479	—	—	—
	$27,362	$3,789	$(3,951)	$53	$891	$28,144	$28,786	$8,132	$(5,038)	$(21)	$554	$32,413

70|June 30, 2025